UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

November 8, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Corporation Announces Consolidated Financial Results for the

Nine Months Ended September 30, 2019

TOKYO—LINE Corporation (NYSE:LN) (TOKYO: 3938) announces its consolidated financial results for the nine months ended September 30, 2019.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us,” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

Cautionary statement with respect to forward-looking statements, and other information

This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:

i.	its ability to attract and retain users and increase the level of engagement of its users;

ii.	its ability to improve user monetization;

iii.	its ability to successfully enter new markets and manage its business expansion;

iv.	its ability to compete in the global social network services market;

v.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;

vi.	its ability to maintain good relationships with platform partners and attract new platform partners;

vii.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;

viii.	its expectations regarding its user growth rate and the usage of its mobile applications;

ix.	its ability to increase revenues and its revenue growth rate;

x.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;

xi.	its ability to successfully acquire and integrate companies and assets;

xii.	its future business development, results of operations and financial condition;

xiii.	the regulatory environment in which it operates;

xiv.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and

xv.	changes in business or macroeconomic conditions.

LINE Corporation

A. Corporate information

I. Corporate overview

1. Selected consolidated financial data

Term		19th term Nine months ended September 30, 2018		20th term Nine months ended September 30, 2019		19th term
Accounting period		From January 1, 2018 to September 30, 2018		From January 1, 2019 to September 30, 2019		From January 1, 2018 to December 31, 2018
Revenues [Third quarter]	(Millions of yen)	151,211 [51,850	]	166,702 [55,942	]	207,182
(Loss)/profit before tax from continuing operations	(Millions of yen)	(226)		(36,224)		3,354
Loss for the period	(Millions of yen)	(7,690)		(36,834)		(5,792)
Loss for the period attributable to the shareholders of the Company [Third quarter]	(Millions of yen)	(6,068 [(8,980	) )]	(33,961 [(7,342	) )]	(3,718)
Total comprehensive loss for the period, net of tax	(Millions of yen)	(9,696)		(40,007)		(11,929)
Equity attributable to the shareholders of the Company	(Millions of yen)	199,866		164,844		198,916
Total assets	(Millions of yen)	480,803		530,442		486,587
Basic loss for the period per share attributable to the shareholders of the Company [Third quarter]	(Yen)	(25.50 [(37.70	) )]	(142.09 [(30.68	) )]	(15.62)
Diluted loss for the period per share attributable to the shareholders of the Company	(Yen)	(25.50)		(142.09)		(15.62)
Ratio of equity attributable to the shareholders of the Company to total assets	(%)	41.6		31.1		40.9
Net cash provided by/(used in) operating activities	(Millions of yen)	2,818		(9,125)		9,122
Net cash used in investing activities	(Millions of yen)	(43,437)		(52,472)		(52,884)
Net cash provided by financing activities	(Millions of yen)	177,541		6,247		178,401
Cash and cash equivalents at the end of the period	(Millions of yen)	260,422		200,279		256,978

Notes:	1. Trends in these selected financial data for the Company on a stand-alone basis are not separately discussed as we prepare quarterly consolidated financial statements.
2. Revenues do not include consumption taxes.

3. The above financial data were prepared based on the unaudited interim condensed consolidated financial statements and the consolidated financial statements prepared in accordance with International Financial Reporting Standards “IFRS”.

2. Business description

During the nine months ended September 30, 2019, there were no material changes in the business of the Group (the Company or the principal subsidiaries and affiliates of the Company). There were no changes in principal subsidiaries and affiliates of the Company.

II. Business

1. Risk factors

During the nine months ended September 30, 2019, we entered into new businesses that may further expose the Group to certain operational risks described in the previous fiscal year’s securities report (the “2018 Annual Securities Report”). Descriptions of such new businesses are underlined below.

Note that any forward-looking statements herein are based on judgments of the Group as of this quarterly securities report (this “Quarterly Securities Report”) as of September 30, 2019. Also, the item numbers below correspond to the item numbers of “A. Corporate information, II. Business, 2. Risk factors” in the 2018 Annual Securities Report.

(13)	Fintech-related products and services

The Fintech-related products and services we offer subject us to a variety of laws and regulations, such as the Financial Instruments and Exchange Act, Money Lending Business Act, other relevant laws and ordinances, and regulations and ordinances of related government and industry groups in Japan and elsewhere. Although the Group continues to develop a system for complying with these laws and regulations, in the event that we are found to be in violation of these laws and regulations, we may be subject to administrative sanctions or orders, such as payment of a penalty or limits or suspension of our business operations. If this occurs, our business, financial position operating results, social credibility as a business group, share price, etc. could be affected by lost revenue opportunities or a loss of social trust. As we expand or develop our offerings of services, there is a risk of additional regulatory requirements, etc. in the future that require significant expenses to comply with various laws and regulations and that could have an adverse effect on our business.

Depending on how our products and services as well as payment processes evolve, we may become subject to a variety of laws and regulations in Japan and elsewhere, including those governing money transmission, payment settlement, e-commerce, electronic funds transfers, cryptocurrencies, anti-money laundering, identification and counter-terrorist financing. In some jurisdictions, the application or interpretation of these laws and regulations may be not clear.

For example, we are registered as a funds transfer service provider in Japan through LINE Pay Corporation, our subsidiary engaged in mobile payment services, which will generally require us to demonstrate compliance with many domestic laws in these area. We have taken user protection and security management measures and implemented systems for proper operational management, business administration, controls for money laundering and funding of terrorists, and bookkeeping management. However, if we cannot develop the internal systems at a sufficient pace to match the speed of growth of the services and we are found to be in violation of any of these or other similar legal or regulatory requirements, there is a possibility that we may be subject to monetary fines or other penalties or sanctions, such as a business-suspension order, or we may be required to make changes to our internal systems and products. In each case, our business, financial position, operating results, social credibility as a business group, share price, etc. could be seriously affected.

Other risks, including the following, also exist for Fintech-related products and services, and if the problems identified by the risks occur and the company has an obligation to pay compensation for damages, our business, financial position, operating results, social credibility as a business group, share price, etc. could be affected.

•	increased costs to deal with fraudulent or failed transactions;

•	improper management, etc. of subcontractors;

•	the impact on our relationships with existing service providers;

•	increased operational costs and capital costs in building out the infrastructure;

•	potential fraudulent or otherwise illegal activity by users, platform partners, employees or third parties;

•	outflow, loss and theft of users’ cryptocurrencies;

•	leakage or loss of customers’ personal information and concerns over the use and security of collected information;

•	opportunity losses for users due to system failures, etc.;

•	limits on the amounts of money that users can add to their accounts for payment transactions; and

•	additional disclosure and reporting requirements.

For readers of this English translation: There were no material changes from the information presented in the Risk Factors section of the Company’s Annual Report on Form 20-F (File No. 001-37821) filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2019 (the “2018 Form 20-F”).

2. Analysis of financial position, operating results and cash flow position by management

The analysis of financial position, operating results and cash flow position of the Group by management is as follows:

(1) Financial position and operating results

Consolidated financial results of the Group are calculated based on IFRS.

Results of operations

	Nine months ended September 30, 2018	Nine months ended September 30, 2019
Revenues	151,211	166,702
Profit/(loss) from operating activities	6,745	(27,521)
Loss before tax for the period from continuing operations	(226)	(36,224)
Loss for the period	(7,690)	(36,834)
Loss for the period attributable to the shareholders of the Company	(6,068)	(33,961)

The revenues in the first nine months ended September 30, 2019 were 166,702 million yen, an increase of 10.2% year on year. The major factor for the increase in revenues was an increase of sales revenues related to advertising services and LINE Friends.

Loss from operating activities in the first nine months ended September 30, 2019 was 27,521 million yen, compared to a profit of 6,745 million yen in the same period of the previous year.

The key factors for posting the loss from operating activities while revenues increased are as follows:

Other operating income

Other operating income decreased by 8,325 million yen year on year due to the absence of the previous year’s gain on loss of control over LINE Mobile Corporation, totaling 9,494 million yen, as a result of its conversion from a subsidiary to an associate accounted for under the equity method.

Payment processing and licensing expenses, and sales commission expenses

In line with the aforementioned increase in revenues, payment processing and licensing expenses increased by 3,756 million yen and sales commission expenses increased by 1,116 million yen, year on year.

Employee compensation expenses

Employee compensation expenses increased by 9,466 million yen year on year mainly due to an increase in the number of employees.

Marketing expenses

Marketing expenses increased by 11,204 million yen year on year mainly due to various promotions for Fintech and other services.

Outsourcing expenses

Outsourcing expenses increased by 7,605 million yen year on year mainly due to a rise in development expenses of Fintech-related technology.

Depreciation and amortization expenses

Depreciation and amortization expenses increased by 8,472 million yen year on year mainly due to depreciation of right-of-use assets related to properties, which was recorded following the adoption of IFRS 16 Leases.

Other operating expenses

Despite a rise in cost of goods sold, the payment of taxes and dues stemming from a subsidiaries’ capital increase, and an increase in costs associated with LINE Point Ads, other operating expenses decreased by 486 million yen year on year due to the adoption of IFRS 16 Leases resulting in a decrease in rent expenses.

Loss before tax for the period from continuing operations in the first nine months ended September 30, 2019 was 36,224 million yen, compared to a loss of 226 million yen in the same period of the previous year.

The main factors for the increase of the loss were the increase in the share of loss of associates and joint ventures in addition to the aforementioned factors for loss from operating activities.

Loss for the period in the nine months ended September 30, 2019 was 36,834 million yen, compared to a loss of 7,690 million yen in the same period of the previous year.

The main factors for the loss for the period were the same as the aforementioned factors for the increase of the loss before tax for the period from continuing operations.

As a result of the above, the loss for the period attributable to the shareholders of the Company in the nine months ended September 30, 2019 was 33,961 million yen, compared to a loss of 6,068 million yen in the same period of the previous year.

Profit and loss by segment

The Group has two reportable segments: the Core business and the Strategic business. The Group’s profit and loss by segment are as follows:

Core business

Revenues from the Core business segment for the nine months ended September 30, 2019 were 144,881 million yen, an increase of 9.8% year on year, and profit from this segment was 24,959 million yen, an increase of 17.3% year on year.

The increases in revenues and profit in the Core business segment were driven by an increase in advertising sales due to strong sales of accounts advertising and display advertising.

Strategic business

Revenues from the Strategic business segment for the nine months ended September 30, 2019 was 21,821 million yen, an increase of 13.1% year on year, and loss from this segment was 52,412 million yen whereas it was 22,894 million yen in the same period in the previous year.

The main factor for the increase in revenues in the Strategic business segment was the increase in revenues from LINE Friends and E-commerce. The increase in operating loss in this segment was mainly due to an increase in development and marketing expenses related to our Fintech business.

For more details of profit and loss by segment, see Note 4 of the Notes to Interim Condensed Consolidated Financial Statements – Unaudited.

Total assets as of September 30, 2019 were 530,442 million yen, an increase of 43,855 million yen from December 31, 2018, mainly due to the recording of right-of-use assets pursuant to our adoption of IFRS 16 Leases.

Total liabilities as of September 30, 2019 were 347,949 million yen, an increase of 69,876 million yen from December 31, 2018, mainly due to the recording of lease liabilities pursuant to our adoption of IFRS 16 Leases.

The amount of total shareholders’ equity as of September 30, 2019 was 182,493 million yen, a decrease of 26,021 million yen from December 31, 2018, mainly due to the decrease in accumulated deficit by recording of loss for the period while increasing in non-controlling interests following cash contribution from non-controlling interests of some subsidiaries such as LINE Security Corporation.

(2) Cash flow position

The balance of cash and cash equivalents (hereinafter, “cash”) as of September 30, 2019 decreased by 56,699 million yen from the end of the previous fiscal year to 200,279 million yen.

The respective cash flow positions are as follows:

Cash flows from operating activities

Net cash used in operating activities was 9,125 million yen in the first nine months of 2019, compared to net cash provided by operating activities of 2,818 million yen in the first nine months of 2018. The decrease in cash for the first nine months of 2019 was mainly due to loss before tax from continuing operations. On the other hand, the rent payment of 6,553 million yen, which had been classified in the cash flows from operating activities, was reclassified to the cash flows from financing activities as repayments for the principal portion of the lease liabilities, as a result of our adoption of IFRS 16.

Cash flows from investing activities

Net cash used in investing activities was 52,472 million yen in the first nine months of 2019, which increased by 9,035 million yen compared with those in the first nine months of 2018. The increase in cash outflows for the first nine months of 2019 was primarily due to the increase in the expenditure for investments in associates and joint ventures.

Cash flows from financing activities

Net cash provided by financing activities was 6,247 million yen in the first nine months of 2019, which decreased by 171,294 million yen compared with those in the first nine months of 2018. The decrease in cash inflows was mainly due to proceeds from the issuance of corporate bonds in the first nine months of 2018 that were absent in the first nine months of 2019. In addition, the rent payment of 6,553 million yen, which had been classified in the cash flows from operating activities, was reclassified to the cash flows from financing activities as repayments for the principal portion of the lease liabilities, as a result of our adoption of IFRS 16.

(3) Operational and financial issues to be addressed

During the nine months ended September 30, 2019, there were no material changes in operational and financial issues to be addressed by the Group.

(4) Research and development activities

The Group conducted research and development in areas including Fintech and AI. Research and development expenses in the first nine months of 2019 were 19,348 million yen.

3. Material contracts

No important operational contracts, etc. were decided or entered into during the nine months ended September 30, 2019.

III. Company information

1. Share information

(1) Total number of shares

a.	Total number of shares authorized

Class	Total number of shares authorized (Shares)
Common stock	690,000,000
Total	690,000,000

b.	Number of shares issued

Class	Number of shares issued as of end of period (Shares; as of September 30, 2019)	Number of shares issued as of filing date (Shares; as of November 8, 2019)	Name of securities exchange where the shares are traded or the name of authorized financial instruments firms association where the shares are registered	Details
Common stock	240,961,642	240,978,142	Tokyo Stock Exchange (First Section) and New York Stock Exchange	100 shares constitute one “unit” of common stock. Common stock is not restricted by any significant limitations in terms of shareholders’ rights.
Total	240,961,642	240,978,142	—	—

Note:	“Number of shares issued as of filing date” does not include the number of shares issued upon the exercise of the stock acquisition rights during the period from November 1, 2019 until the filing date of this Quarterly Securities Report.

(2) Stock acquisition rights

a.	Stock option plan

Stock acquisition rights issued during the third quarter period are as follows:

22nd series of stock acquisition rights
Date of resolution	July 9, 2019

Title and number of grantees	Four directors of the Company

Number of stock acquisition rights (Units)*	30,240 (Note 1)

Class of shares to be issued upon exercise of stock acquisition rights*	Common stock

Number of shares to be issued upon exercise of stock acquisition rights (Shares)*	3,024,000 (Note 2)

Exercise price of each stock acquisition right (Yen)*	3,500 (Note 3)

Exercise period for stock acquisition rights*	From July 29, 2022 to July 8, 2029

Per share issue price and amount incorporated into capital per share upon exercise of stock acquisition rights (Yen) (Note 4)*	Issue price: 5,008 Amount incorporated into capital: 2,504

Conditions for exercise of stock acquisition rights*	(Notes 5 and 7)

Matters relating to transfer of stock acquisition rights*	Transfer of the stock acquisition rights shall be subject to the approval of the Company’s Board of Directors.

Matters relating to granting of stock acquisition rights in association with reorganization*	(Note 6)

*	The information at the date of issuance of the stock acquisition rights (July 30, 2019) are presented in the table above.

Notes:	1. The number of shares to be issued upon exercise of one stock acquisition right shall be 100 shares.

2. The Number of Granted Shares shall be adjusted by the following formula if the Company splits (including allotment of shares of common stock of the Company without contribution; the same shall apply to any reference to a share split hereinafter) or consolidates shares of its common stock, and fractions less than one (1) share arising as a result of such adjustment shall be rounded off.

	Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	×	Share split or share consolidation ratio

Number of Granted Shares after adjustment shall be applied, in the case of a share split, on and after the day immediately following the record date for the share split (if no record date is prescribed, the effective date of such share split); and in the case of a share consolidation, on and after the effective date thereof; however, if a share split is subject to the condition that a proposal to increase the stated capital or reserves by decreasing the amount of surplus is approved at the Company’s shareholders meeting, and the record date for the share split is prescribed to be the date prior to the date of conclusion of such shareholders meeting, the Number of Granted Shares after adjustment shall be applied on and after the date immediately following the date of conclusion of such shareholders meeting.

3. If the Company takes any of the actions listed in items 1) to 3) below with respect to the shares of common stock of the Company after the Allotment Date, the Company shall adjust the Exercise Price by using the corresponding formula (the “Exercise Price Adjustment Formula”) set forth below. Any fraction less than one (1) yen resulting from the adjustment shall be rounded up to the nearest whole number:

1)   Split or consolidation of shares

	Exercise Price after adjustment	=	Exercise Price before adjustment	×	1
					Share split or share consolidation ratio

The Exercise Price after adjustment shall be applied, in the case of a share split, on and after the day immediately following the record date for the share split (if no record date is prescribed, the effective date of such share split) and, in the case of a share consolidation, on and after the effective date thereof; however, if a share split is subject to the condition that a proposal to increase the stated capital or reserves by decreasing the amount of surplus is approved at the Company’s shareholders meeting, and the record date for the share split is prescribed to be the date prior to the date of conclusion of such shareholders meeting, the Exercise Price after adjustment shall be applied on and after the date immediately following the date of conclusion of such shareholders meeting

2)	Issuance of new shares or disposition of treasury shares at a price lower than the market price for shares of common stock of the Company (excluding issuance or disposal upon exercise of the stock options)

				Number of issued shares	+	Number of new shares to be issued	×	Amount to be paid-in per share
Exercise Price after adjustment	=	Exercise Price before adjustment	×			Market price per share
Number of issued shares + Number of new shares to be issued

3)	In addition, if it is appropriate to adjust the Exercise Price after the Allotment Date because of a merger of the Company with another company or for other reasons, the Company shall adjust the Exercise Price as necessary to a reasonable extent.

4. Per share issue price upon exercise of stock acquisition rights is the sum of 3,500 yen, which is the exercise price of each stock acquisition right and 1,508 yen, which is the fair value of each stock acquisition right when the stock acquisition right was granted.

5. Conditions on exercise of stock acquisition rights

1)	When a stock acquisition right holder passes away, his/her heirs may not exercise the stock acquisition rights unless the Board of Directors of the Company determines otherwise.

2)	Stock acquisition right holders must hold the position of director of the Company or the Company’s affiliated companies (meaning associated companies as defined in the Ordinance on Terminology, Forms, and Preparation Methods of Financial Statements, Etc.; hereinafter the same) at the time that the stock acquisition rights are exercised; however, this does not apply in cases when a stock acquisition right holder has retired from the position of director of the Company or the Company’s affiliated companies due to the expiry of his/her term of office, or when a justifiable reason is acknowledged at a meeting of the Board of Directors.

3)	Each stock acquisition rights cannot be partially exercised.

4)	A stock acquisition rights holder may exercise the stock acquisition rights up to the number of units listed in the following items only if the stock price of the common shares of the Company satisfies the conditions in the relevant item. In such case, any fraction of exercisable stock acquisition rights arising from the calculation pursuant to the relevant item shall be rounded down, and only the stock acquisition rights without such fraction may be exercised. If it is appropriate to adjust the Standard Stock Price (as defined in item (i)) because of a merger, an issuance of shares for subscription, a share split or share consolidation or other similar events, the Company shall adjust the Standard Stock Price as necessary to a reasonable extent. A stock acquisition rights holder may exercise the stock acquisition rights during the periods specified in the “Exercise period for stock acquisition rights” above up to the applicable maximum number of units for the exercise if the stock price of the common shares of the Company satisfies the conditions listed in the following items:

(i) If, on any day from the day exactly three years after the Allotment Date until the day exactly six years after the Allotment Date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (excluding the day on which no ordinary trading of the Company’s common shares is executed; the same applies to the items in this paragraph) exceeds 7,518 yen ( the “Standard Stock Price”):

20% of the total number of allotted stock acquisition rights.

(ii) If, on any day from the day exactly four years after the Allotment Date until the day exactly seven years after the Allotment Date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (including the day itself) exceeds the Standard Stock Price:

30% of the total number of allotted stock acquisition rights.

(iii) If, on any day from the day exactly five years after the Allotment Date until the day exactly eight years after the Allotment Date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (including the day itself) exceeds the Standard Stock Price:

50% of the total number of allotted stock acquisition rights.

6. In the event of a merger (limited to a merger by which the Company is absorbed), an absorption-type corporate split or incorporation-type corporate split (in either case, limited to a corporate split by which the Company becomes a splitting company), or a share exchange or share transfer (in either case, limited to a transaction by which the Company becomes a wholly-owned subsidiary) (hereinafter collectively referred to as a “Reorganization”) with regard to the Company, the Company shall deliver to the stock acquisition right holders holding the stock acquisition rights (the “Outstanding Stock Acquisition Rights”) outstanding immediately prior to the effective date of such Reorganization (hereinafter meaning, in the case of an absorption-type merger, the date on which such absorption-type merger becomes effective; in the case of an incorporation-type merger, the date of incorporation of the company to be incorporated by such merger; in the case of an absorption-type corporate split, the date on which such absorption-type split becomes effective; in the case of an incorporation-type split, the date of incorporation of the company to be incorporated by such split; in the case of a share exchange, the date on which such share exchange becomes effective; and in the case of a share transfer, the date of incorporation of the wholly-owning parent company to be incorporated by such share transfer) the stock acquisition rights of the company (the “Reorganized Company”) listed in Article 236, paragraph 1, item (8)(a) through (e) of the Companies Act. In such case, the Outstanding Stock Acquisition Rights shall be extinguished and the Reorganized Company shall issue new stock acquisition rights on the condition that the relevant absorption-type merger agreement, incorporation-type merger agreement, absorption-type corporate split agreement, incorporation-type corporate split plan, share exchange agreement or share transfer plan provides that stock acquisition rights of the Reorganized Company will be delivered as follows:

1)

Number of stock acquisition rights of the Reorganized Company to be delivered

The number of stock acquisition rights equal to the number of Outstanding Stock Acquisition Rights held by each stock acquisition rights holder shall be delivered.

2)	Class of shares of the Reorganized Company covered by stock acquisition rights Shares of common stock of the Reorganized Company shall be covered.

3)

Number of shares of the Reorganized Company covered by stock acquisition rights

The number shall be determined in accordance with “number of shares to be issued upon exercise of stock acquisition rights” above, taking into consideration of various factors such as the conditions of the Reorganization.

4)

Value of property to be contributed upon exercise of the stock acquisition rights

The value of property to be contributed upon the exercise of each stock acquisition right to be delivered shall be the amount obtained by multiplying (a) the exercise price after the Reorganization to be obtained by adjusting the exercise price set forth in the “Exercise price of each stock acquisition rights” above after taking into consideration of various factors such as the conditions of the Reorganization by (b) the number of shares of the Reorganized Company covered by the stock acquisition rights, which is determined pursuant to item 3) above.

5)

Exercise period for stock acquisition rights

The exercise period shall commence on the commencement date of the exercise period of the stock acquisition rights set forth in “Exercise period for stock acquisition rights” above, or the effective date of the Reorganization, whichever comes later, and end on the expiration date of the exercise period of the stock acquisition rights set forth in “Exercise period for stock acquisition rights” above.

6)

Matters regarding increase of stated capital and capital reserve in issuance of shares upon exercise of the stock acquisition rights

To be determined in accordance with the “Per share issue price and amount incorporated into capital per share upon exercise of stock acquisition rights” above.

7)

Restrictions on acquisition of stock acquisition rights by transfer

Any acquisition of stock acquisition rights by transfer shall be subject to the approval by resolution of the Board of Directors of the Reorganized Company.

8)	Other conditions on exercise of stock acquisition rights To be determined in accordance with the “Conditions on exercise of stock acquisition rights” above.

9)

Conditions on acquisition of stock acquisition rights

To be determined in accordance with the “Grounds on which the Company may acquire stock acquisition rights and conditions related to such acquisition” below.

7. Grounds on which the Company may acquire stock acquisition rights and conditions related to such acquisition

    The Company may acquire the stock acquisition rights on a date separately prescribed by the Board of Directors of the Company (or an executive officer who has been delegated in accordance with Article 416, paragraph 4 of the Companies Act) without any consideration if any of the proposals listed in items 1), 2), 3), 4) and 5) below is approved at a shareholders meeting of the Company (if no resolution at a shareholders meeting is required, when a resolution of the Company’s Board of Directors or a decision of the executive officer who has been delegated in accordance with Article 416, paragraph 4 of the Companies Act has been passed or made):

1)	a proposal for approval of a merger agreement pursuant to which the Company will become an absorbed company;

2)	a proposal for approval of a corporate split agreement or a corporate split plan pursuant to which the Company will become a splitting company;

3)	a proposal for approval of a share exchange agreement or a share transfer plan pursuant to which the Company will become a wholly-owned subsidiary;

4)	a proposal for approval of an amendment to the Articles of Incorporation of the Company to provide that the acquisition by transfer of all classes of shares issued by the Company is subject to the approval of the Company; or

5)	a proposal for approval of an amendment to the Articles of Incorporation of the Company to provide that the acquisition by transfer of the shares covered by the stock acquisition rights is subject to the approval of the Company, or that all of the shares of such class may be acquired by the Company by a resolution of a shareholders meeting of the Company.

23rd series of stock acquisition rights
Date of resolution	July 9, 2019

Title and number of grantees	Three outside directors of the Company

Number of stock acquisition rights (Units)*	240 (Note 1)

Class of shares to be issued upon exercise of stock acquisition rights*	Common stock

Number of shares to be issued upon exercise of stock acquisition rights (Shares)*	24,000 (Note 2)

Exercise price of each stock acquisition right (Yen)*	3,500 (Note 3)

Exercise period for stock acquisition rights*	From July 29, 2022 to July 8, 2029

Per share issue price and amount incorporated into capital per share upon exercise of stock acquisition rights (Yen) (Note 4)*	Issue price: 5,008 Amount incorporated into capital: 2,504

Conditions for exercise of stock acquisition rights*	(Notes 5 and 7)

Matters relating to transfer of stock acquisition rights*	Transfer of the stock acquisition rights shall be subject to the approval of the Company’s Board of Directors.

Matters relating to granting of stock acquisition rights in association with reorganization*	(Note 6)

*	The information at the date of issuance of the stock acquisition rights (July 30, 2019) are presented in the table above.

Notes:	1. Same as note 1 for “22nd series of stock acquisition rights” above.

2. Same as note 2 for “22nd series of stock acquisition rights” above.

3. Same as note 3 for “22nd series of stock acquisition rights” above.

4. Per share issue price upon exercise of stock acquisition rights is the sum of 3,500 yen, which is the exercise price of each stock acquisition right, and 1,508 yen, which is the fair value of each stock acquisition right when the stock acquisition right was granted.

5. Conditions for exercise of stock acquisition rights

	1)	When a stock acquisition right holder passes away, his/her heirs may not exercise the stock acquisition rights, unless the Board of Directors of the Company determines otherwise.

	2)	Stock acquisition right holders must hold the position of director of the Company or the Company’s affiliated companies (meaning associated companies as defined in the Ordinance on Terminology, Forms, and Preparation Methods of Financial Statements, Etc.; hereinafter the same) at the time that the stock acquisition rights are exercised; however, this does not apply in cases when a stock acquisition rights holder has retired from the position of director of the Company or the Company’s affiliated companies due to the expiry of his/her term of office, or when a justifiable reason is acknowledged at a meeting of the Board of Directors.

	3)	Each stock acquisition right cannot be partially exercised.

6. Same as note 6 for “22nd series of stock acquisition rights” above.

7. Same as note 7 for “22nd series of stock acquisition rights” above.

24th series of stock acquisition rights
Date of resolution	July 9, 2019

Title and number of grantees	433 employees of the Company (including executive officers) 506 employees of the Company’s subsidiaries

Number of stock acquisition rights (Units)*	16,548 (Note 1)

Class of shares to be issued upon exercise of stock acquisition rights*	Common stock

Number of shares to be issued upon exercise of stock acquisition rights (Shares)*	1,654,800 (Note 2)

Exercise price of each stock acquisition right (Yen)*	3,500 (Note 3)

Exercise period for stock acquisition rights*	From July 29, 2022 to July 8, 2029

Per share issue price and amount incorporated into capital per share upon exercise of stock acquisition rights (Yen) (Note 4)*	Issue price: 4,922 Amount incorporated into capital: 2,461

Conditions for exercise of stock acquisition rights*	(Notes 5 and 7)

Matters relating to transfer of stock acquisition rights*	Transfer of the stock acquisition rights shall be subject to the approval of the Company’s Board of Directors.

Matters relating to granting of stock acquisition rights in association with reorganization*	(Note 6)

*	The information at the date of issuance of the stock acquisition rights (July 30, 2019) are presented in the table above.

Notes:	1. Same as note 1 for “22nd series of stock acquisition rights” above.

2. Same as note 2 for “22nd series of stock acquisition rights” above.

3. Same as note 3 for “22nd series of stock acquisition rights” above.

4. Per share issue price upon exercise of stock acquisition rights is the sum of 3,500 yen, which is the exercise price of each stock acquisition right, and 1,422 yen, which is the fair value of each stock acquisition right when the stock acquisition right was granted.

5. Conditions for exercise of stock acquisition rights

	1)	When a stock acquisition right holder passes away, his/her heirs may not exercise the stock acquisition rights unless the Board of Directors of the Company determines otherwise.

	2)	Stock acquisition right holders must hold the position of either director, corporate auditor, officer, executive officer, or employee of the Company or the Company’s affiliated companies (meaning associated companies as defined in the Ordinance on Terminology, Forms, and Preparation Methods of Financial Statements, Etc.; hereinafter the same) at the time that the stock acquisition rights are exercised; however, this does not apply in cases when a stock acquisition rights holder has retired from the position of director, corporate auditor, or executive officer of the Company or the Company’s affiliated companies due to the expiry of his/her term of office, or when a justifiable reason is acknowledged at a meeting of the Board of Directors

	3)	Each stock acquisition rights cannot be partially exercised.

6. Same as note 6 for “22nd series of stock acquisition rights” above.

7. Same as note 7 for “22nd series of stock acquisition rights” above.

b.	Other stock acquisition rights

Not applicable.

(3) Exercises of bonds with stock acquisition rights with exercise price amendment clause

Not applicable.

(4) Total number of shares issued, share capital, etc.

Date	Change in the number of shares issued (Shares)	Balance of shares issued (Shares)	Change in share capital (Millions of yen)	Balance of share capital (Millions of yen)	Change in legal capital reserve (Millions of yen)	Balance of legal capital reserve (Millions of yen)
From July 1, 2019 to September 30, 2019 (Note 2)	Common stock 78,000	Common stock 240,961,642	86	96,534	86	86,599

Notes:	1. Amounts less than one million yen are rounded down.

2. Increase in total number of shares issued as a result of the exercise of stock acquisition rights.

3. Total number of shares issued increased by 16,500 shares, and share capital and legal capital reserve each increased by 18 million yen upon exercise of the stock acquisition rights during the period from October 1, 2019 to October 31, 2019.

(5) Principal shareholders

The principal shareholders are not presented on account of the current quarterly accounting period being the third quarter period.

(6) Voting rights

a.	Shares issued

	(As of September 30, 2019)
Classification	Number of shares (Shares)	Number of voting rights (Units)	Details
Shares without voting rights	—	—	—
Shares with restricted voting rights (treasury shares, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury shares, etc.)	1,200	—	—
Shares with full voting rights (others)	240,855,000	2,408,550	100 shares constitute one “unit” of common stock. Common stock is not restricted by any significant limitations in terms of shareholders’ rights.
Shares constituting less than one unit	105,442	—	—
Total number of shares issued	240,961,642	—	—
Total number of voting rights held by all shareholders	—	2,408,550	—

Notes:	1. Common stock in “Shares with full voting rights (others)” includes 1,573,800 shares of the Company held by the Trust for the Employee Stock Ownership Plan (J-ESOP).
2. “Shares constituting less than one unit” includes 72 shares of the Company, which is held by the Trust for the Employee Stock Ownership Plan (J-ESOP), and 99 shares of treasury shares.

b.	Treasury shares, etc.

(As of September 30, 2019)
Name of Shareholder	Address of Shareholder	Number of shares held under own name (Shares)	Number of shares held under the name of others (Shares)	Total number of shares held (Shares)	Percentage of shares held to total shares issued (%)
LINE Corporation	4-1-6 Shinjuku, Shinjuku-ku, Tokyo	1,200	—	1,200	0.00
Total	—	1,200	—	1,200	0.00

Notes:

1. The treasury shares above do not include 1,573,872 shares of the Company held by the Trust for Employee Stock Ownership Plan (J-ESOP). However, these shares are reported as treasury shares in the Interim Condensed Financial Statements.

2. The treasury shares above do not include 99 shares which constitute less than one unit.

(7) Certain exemptions

For readers of this English translation: As a foreign private issuer, the Company is permitted to rely on exemptions from certain New York Stock Exchange corporate governance standards applicable to listed U.S. companies. For instance, the Company is not subject to New York Stock Exchange requirements regarding (i) independence of a majority of its board of directors or members of certain committees thereof, (ii) shareholder approval of equity compensation plans, equity offerings that do not qualify as public offerings for cash, and offerings of equity to related parties, and (iii) adoption and disclosure of corporate governance guidelines. Additionally, as a foreign private issuer, the Company is not subject to certain SEC disclosure requirements that are applicable to companies organized within the United States.

2. Directors and executive officers

Changes in directors and executive officers during the nine months ended September 30, 2019 occurring after the filing date of the Annual Securities Report for the previous fiscal year are as follows:

Changes in directors

New post	New title	Former post	Former title	Name	Date of change
Representative Director	CWO	Director	CWO	Jungho Shin	April 1, 2019

Note:	CWO: Chief WOW Officer

IV. Accounting

Preparation of Interim Condensed Consolidated Financial Statements

The interim condensed consolidated financial statements of the Group are prepared in conformity with International Accounting Standard 34, “Interim Financial Reporting” pursuant to the provisions of Article 93 of the Ordinance on Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements (Cabinet Office Ordinance No. 64 of 2007; hereinafter referred to as the “Ordinance on QCFS”).

The interim condensed consolidated financial statements for the three-month period ended September 30, 2019 (July 1, 2019 to September 30, 2019) and for the first nine-month period ended September 30, 2019 (January 1, 2019 to September 30, 2019) of the Group has been reviewed by PricewaterhouseCoopers Aarata LLC, pursuant to the provision of the Article 193-2, Paragraph (1)  of the Financial Instruments and Exchange Act.

1. Interim Condensed Consolidated Financial Statements - Unaudited

(1) Interim Condensed Consolidated Statement of Financial Position - Unaudited

(In millions of yen)

	Notes	December 31, 2018	September 30, 2019
Assets
Current assets
Cash and cash equivalents		256,978	200,279
Trade and other receivables	7,10	37,644	40,888
Other financial assets, current	7	15,915	27,083
Contract assets	10	339	168
Inventories		4,887	6,287
Other current assets		9,751	10,536

Total current assets		325,514	285,241

Non-current assets
Property and equipment	5	24,726	25,650
Right-of-use assets	3	—	56,063
Goodwill		17,095	16,948
Other intangible assets		5,298	8,127
Investments in associates and joint ventures	18	53,921	66,424
Other financial assets, non-current	7	42,287	50,266
Deferred tax assets	6	17,107	20,799
Other non-current assets		639	924

Total non-current assets		161,073	245,201

Total assets		486,587	530,442

Liabilities
Current liabilities
Trade and other payables	7	34,985	39,740
Other financial liabilities, current	7	36,726	42,096
Accrued expenses		18,405	16,607
Income tax payables		4,855	1,033
Lease liabilities, current	3	—	11,286
Contract liabilities	10	24,637	25,020
Provisions, current		2,581	3,149
Other current liabilities		1,037	5,225

Total current liabilities		123,226	144,156

Non-current liabilities
Corporate bonds	7	142,132	142,670
Other financial liabilities, non-current	7	527	409
Lease liabilities, non-current	3	—	46,387
Deferred tax liabilities	6	503	1,051
Provisions, non-current		3,309	4,372
Post-employment benefits		6,943	7,832
Other non-current liabilities		1,433	1,072

Total non-current liabilities		154,847	203,793

Total liabilities		278,073	347,949

Shareholders’ equity
Share capital	8	96,064	96,535
Share premium	8	118,626	119,343
Treasury shares	8	(8,205)	(6,598)
Accumulated deficit		(5,556)	(39,471)
Accumulated other comprehensive income		(2,013)	(4,965)

Equity attributable to the shareholders of the Company		198,916	164,844

Non-controlling interests		9,598	17,649
Total shareholders’ equity		208,514	182,493

Total liabilities and shareholders’ equity		486,587	530,442

(2) Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

(In millions of yen)

		For the nine-month period ended September 30,
	Notes	2018	2019
Revenues and other operating income:
Revenues	4,10	151,211	166,702
Other operating income	9,10	11,222	2,897

Total revenues and other operating income		162,433	169,599
Operating expenses:
Payment processing and licensing expenses		(22,650)	(26,406)
Sales commission expenses		(11,081)	(12,197)
Employee compensation expenses	14	(42,106)	(51,572)
Marketing expenses		(14,362)	(25,566)
Infrastructure and communication expenses		(7,764)	(8,063)
Outsourcing and other service expenses		(23,014)	(30,619)
Depreciation and amortization expenses	3,4,5	(7,852)	(16,324)
Other operating expenses	3	(26,859)	(26,373)

Total operating expenses		(155,688)	(197,120)

Profit/(loss) from operating activities		6,745	(27,521)
Finance income	3	298	400
Finance costs	18	(326)	(1,459)
Share of loss of associates and joint ventures		(7,311)	(9,567)
Gain/(loss) on foreign currency transactions, net		72	(237)
Other non-operating income	13	317	2,347
Other non-operating expenses	13	(21)	(187)

Loss before tax from continuing operations		(226)	(36,224)
Income tax expenses	6	(7,467)	(609)

Loss for the period from continuing operations		(7,693)	(36,833)
Profit/(loss) from discontinued operations, net of tax	11	3	(1)

Loss for the period		(7,690)	(36,834)

Attributable to:
The shareholders of the Company	12	(6,068)	(33,961)
Non-controlling interests		(1,622)	(2,873)

(In yen)
Earnings per share
Basic loss for the period attributable to the shareholders of the Company	12	(25.50)	(142.09)
Diluted loss for the period attributable to the shareholders of the Company	12	(25.50)	(142.09)
Earnings per share from continuing operations
Basic loss from continuing operations attributable to the shareholders of the Company	12	(25.51)	(142.08)
Diluted loss from continuing operations attributable to the shareholders of the Company	12	(25.51)	(142.08)
Earnings per share from discontinued operations
Basic profit/(loss) from discontinued operations attributable to the shareholders of the Company	12	0.01	(0.01)
Diluted profit/(loss) from discontinued operations attributable to the shareholders of the Company	12	0.01	(0.01)

(In millions of yen)

		For the three-month period ended September 30,
	Notes	2018	2019
Revenues and other operating income:
Revenues		51,850	55,942
Other operating income		93	1,493

Total revenues and other operating income		51,943	57,435
Operating expenses:
Payment processing and licensing expenses		(7,507)	(9,236)
Sales commission expenses		(4,131)	(3,573)
Employee compensation expenses		(14,728)	(17,797)
Marketing expenses		(5,775)	(4,958)
Infrastructure and communication expenses		(2,681)	(2,765)
Outsourcing and other service expenses		(8,101)	(10,501)
Depreciation and amortization expenses		(2,903)	(5,754)
Other operating expenses		(9,693)	(8,556)

Total operating expenses		(55,519)	(63,140)

Loss from operating activities		(3,576)	(5,705)
Finance income		103	128
Finance costs		(293)	(517)
Share of loss of associates and joint ventures		(3,092)	(2,891)
Gain on foreign currency transactions, net		328	266
Other non-operating income		0	1,032
Other non-operating expenses		(330)	(47)

Loss before tax from continuing operations		(6,860)	(7,734)
Income tax expenses		(2,733)	(1,070)

Loss for the period from continuing operations		(9,593)	(8,804)
Loss from discontinued operations, net of tax		(4)	(1)

Loss for the period		(9,597)	(8,805)

Attributable to:
The shareholders of the Company	12	(8,980)	(7,342)
Non-controlling interests		(617)	(1,463)

			(In yen)
Earnings per share
Basic loss for the period attributable to the shareholders of the Company	12	(37.70)	(30.68)
Diluted loss for the period attributable to the shareholders of the Company	12	(37.70)	(30.68)
Earnings per share from continuing operations
Basic loss from continuing operations attributable to the shareholders of the Company	12	(37.68)	(30.67)
Diluted loss from continuing operations attributable to the shareholders of the Company	12	(37.68)	(30.67)
Earnings per share from discontinued operations
Basic loss from discontinued operations attributable to the shareholders of the Company	12	(0.02)	(0.01)
Diluted loss from discontinued operations attributable to the shareholders of the Company	12	(0.02)	(0.01)

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited

(In millions of yen)

		For the nine-month period ended September 30,
	Notes	2018	2019
Loss for the period		(7,690)	(36,834)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Net changes in fair value of equity instruments at FVOCI	13	(935)	1,085
Income tax relating to items that will not be reclassified to profit or loss		283	(348)
Items that may be reclassified to profit or loss:
Debt instruments at FVOCI:
Net changes in fair value of debt instruments at FVOCI	13	6	55
Reclassification to profit or loss of debt instruments at FVOCI		—	1
Available-for-sale financial assets
Reclassification to profit or loss		6	—
Exchange differences on translation of foreign operations:
Loss arising during the period		(1,213)	(4,727)
Reclassification to profit or loss		(107)	85
Proportionate share of other comprehensive income of associates and joint ventures		37	151
Reclassification to profit or loss		(8)	—
Income tax relating to items that may be reclassified subsequently to profit or loss		(75)	525

Total other comprehensive loss for the period, net of tax		(2,006)	(3,173)

Total comprehensive loss for the period, net of tax		(9,696)	(40,007)

Attributable to:
The shareholders of the Company		(8,078)	(36,867)
Non-controlling interests		(1,618)	(3,140)

		For the three-month period ended September 30,
	Notes	2018	2019
Loss for the period		(9,597)	(8,805)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Net changes in fair value of equity instruments at FVOCI		(827)	1,248
Income tax relating to items that will not be reclassified to profit or loss		193	(400)
Items that may be reclassified to profit or loss:
Debt instruments at FVOCI
Net changes in fair value of debt instruments at FVOCI		3	25
Reclassification to profit or loss of debt instruments at FVOCI		—	(1)
Available-for-sale financial assets:
Reclassification to profit or loss		6	—
Exchange differences on translation of foreign operations:
Gain/(loss) arising during the period		2,110	(1,295)
Reclassification to profit or loss		—	84
Proportionate share of other comprehensive income of associates and joint ventures		23	46
Income tax relating to items that may be reclassified subsequently to profit or loss		(21)	177

Total other comprehensive income/(loss) for the period, net of tax		1,487	(116)

Total comprehensive loss for the period, net of tax		(8,110)	(8,921)

Attributable to:
The shareholders of the Company		(7,751)	(7,416)
Non-controlling interests		(359)	(1,505)

(4) Interim Condensed Consolidated Statement of Change in Equity - Unaudited

(In millions of yen)

	Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income
	Notes	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total
Balance at January 1, 2018		92,369	93,560	(4,000)	(4,294)	3,158	3,928	354	185,075
Adjustment on adoption of new accounting standards		—	—	—	177	—	(1,258)	—	(1,081)

Balance at January 1, 2018 (adjusted)		92,369	93,560	(4,000)	(4,117)	3,158	2,670	354	183,994
Comprehensive income
Loss for the period		—	—	—	(6,068)	—	—	—	(6,068)
Other comprehensive loss		—	—	—	—	(1,373)	(637)	—	(2,010)

Total comprehensive loss for the period		—	—	—	(6,068)	(1,373)	(637)	—	(8,078)
Recognition of share-based payments	8,14	—	991	—	—	—	—	—	991
Forfeiture of stock options	8,14	—	(24)	—	24	—	—	—	—
Exercise of stock options	8,14	864	(109)	—	—	—	—	—	755
Changes in interest in subsidiaries		—	17,526	—	—	(15)	(27)	1	17,485
Acquisition of subsidiaries		—	—	—	—	—	—	—	—
Issuance of common shares and acquisition of treasury shares under Employee Stock Ownership Plan	8,14	2,500	2,488	(5,000)	—	—	—	—	(12)
Issuance of convertible bonds with stock acquisition rights	8	—	4,175	—	—	—	—	—	4,175
Disposal of treasury shares	8	—	(136)	696	—	—	—	—	560
Purchase of treasury shares		—	—	(4)	—	—	—	—	(4)

Balance at September 30, 2018		95,733	118,471	(8,308)	(10,161)	1,770	2,006	355	199,866

	Notes	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2018		4,902	189,977
Adjustment on adoption of new accounting standards		(85)	(1,166)

Balance at January 1, 2018 (adjusted)		4,817	188,811
Comprehensive income
Loss for the period		(1,622)	(7,690)
Other comprehensive loss		4	(2,006)

Total comprehensive loss for the period		(1,618)	(9,696)
Recognition of share-based payments	8,14	—	991
Forfeiture of stock options	8,14	—	—
Exercise of stock options	8,14	—	755
Changes in interest in subsidiaries		8,199	25,684
Acquisition of subsidiaries		301	301
Issuance of common shares and acquisition of treasury shares under Employee Stock Ownership Plan	8,14	—	(12)
Issuance of convertible bonds with stock acquisition rights	8	—	4,175
Disposal of treasury shares	8	—	560
Purchase of treasury shares		—	(4)

Balance at September 30, 2018		11,699	211,565

(In millions of yen)

	Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income
	Notes	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total
Balance at January 1, 2019		96,064	118,626	(8,205)	(5,556)	(659)	(1,417)	63	198,916
Adjustment on adoption of new accounting standards		—	—	—	(26)	—	—	—	(26)

Balance at January 1, 2019 (adjusted)		96,064	118,626	(8,205)	(5,582)	(659)	(1,417)	63	198,890
Comprehensive income
Loss for the period		—	—	—	(33,961)	—	—	—	(33,961)
Other comprehensive (loss)/income		—	—	—	—	(3,766)	860	—	(2,906)

Total comprehensive (loss)/income for the period		—	—	—	(33,961)	(3,766)	860	—	(36,867)
Recognition of share-based payments	8,14	—	1,111	—	—	—	—	—	1,111
Forfeiture of stock options	8,14	—	(51)	—	51	—	—	—	—
Exercise of stock options	8,14	471	(117)	—	—	—	—	—	354
Changes in interest in subsidiaries	17	—	221	—	—	—	—	—	221
Acquisition of subsidiaries		—	—	—	—	—	—	—	—
Disposal of treasury shares	8	—	(447)	1,608	—	—	—	—	1,161
Purchase of treasury shares		—	—	(1)	—	—	—	—	(1)
Transfer of accumulated other comprehensive income to accumulated deficit		—	—	—	46	—	(46)	—	—
Distributions		—	—	—	—	—	—	—	—
Other		—	—	—	(25)	—	—	—	(25)

Balance at September 30, 2019		96,535	119,343	(6,598)	(39,471)	(4,425)	(603)	63	164,844

	Notes	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2019		9,598	208,514
Adjustment on adoption of new accounting standards		—	(26)

Balance at January 1, 2019 (adjusted)		9,598	208,488
Comprehensive income
Loss for the period		(2,873)	(36,834)
Other comprehensive (loss)/income		(267)	(3,173)

Total comprehensive (loss)/income for the period		(3,140)	(40,007)
Recognition of share-based payments	8,14	—	1,111
Forfeiture of stock options	8,14	—	—
Exercise of stock options	8,14	—	354
Changes in interest in subsidiaries	17	12,614	12,835
Acquisition of subsidiaries		246	246
Disposal of treasury shares	8	—	1,161
Purchase of treasury shares		—	(1)
Transfer of accumulated other comprehensive income to accumulated deficit		—	—
Distributions		(1,669)	(1,669)
Other		—	(25)

Balance at September 30, 2019		17,649	182,493

(5) Interim Condensed Consolidated Statement of Cash Flows - Unaudited

(In millions of yen)

		For the nine-month period ended September 30,
	Notes	2018	2019
Cash flows from operating activities
Loss before tax from continuing operations		(226)	(36,224)
Profit/(loss) before tax from discontinued operations	11	5	(2)

Loss before tax		(221)	(36,226)
Adjustments for:
Depreciation and amortization expenses	4	7,852	16,324
Finance income		(298)	(400)
Finance costs	3	326	1,459
Dividend income		(50)	(134)
Share-based compensation expenses	14	2,105	2,519
Gain on loss of control of subsidiaries and business transfer	9	(9,494)	—
Gain on financial assets at fair value through profit or loss	7,13	(200)	(2,133)
Share of loss of associates and joint ventures	18	7,311	9,567
Dilution gain from changes in equity interest in associates and joint ventures		(1,279)	(1,819)
Loss on foreign currency transactions, net		223	166
Changes in:
Trade and other receivables		531	(2,877)
Contract assets	10	130	171
Inventories		(2,719)	(1,958)
Trade and other payables		2,509	5,720
Accrued expenses		2,934	(2,094)
Contract liabilities	10	1,099	527
Provisions		566	580
Post-employment benefits		736	1,143
Other current assets		(1,230)	(271)
Other current liabilities		803	9,804
Others		(797)	(493)

Cash provided by/(used in) operating activities		10,837	(425)

Interest received		381	387
Interest paid		(41)	(921)
Dividend received		51	134
Payment of issuance costs for corporate bonds		(1,829)	—
Income taxes paid		(6,581)	(8,300)

Net cash provided by/(used in) operating activities		2,818	(9,125)

Cash flows from investing activities
Purchase of time deposits		(3,444)	(7,136)
Proceeds from maturities of time deposits		3,843	3,858
Purchase of equity investments	13	(5,008)	—
Proceeds from sales of equity investments		—	114
Investments in debt instruments		(10,746)	(9,748)
Proceeds from redemption of debt instruments		764	2,869
Acquisition of property and equipment and intangible assets	5	(14,476)	(14,051)
Proceeds from sales of property and equipment and intangible assets		141	518
Investments in associates and joint ventures	18	(12,415)	(22,728)
Return of capital from investments in associates		499	—
Payments of the guarantee deposits for the Japanese Payment Services Act		(130)	(2,744)
Return of the guarantee deposits for the Japanese Payment Services Act		—	2,744
Payments of office security deposits		(3,054)	(773)
Refund of office security deposits		175	62
Payments of guarantee deposits	7	(800)	(5,733)
Payment for loan receivables		(646)	(31)
Collection of loan receivables		2,202	338
Cash acquired on acquisition of subsidiaries		736	—
Cash disposed on loss of control of subsidiaries and business transfer	9	(1,113)	—
Others		35	(31)

Net cash used in investing activities		(43,437)	(52,472)

Cash flows from financing activities
Repayment of lease liabilities		—	(6,553)
Proceeds from short-term borrowings		1,000	1,000
Repayment of short-term borrowings		(84)	(1,001)
Repayment of long-term borrowings		(10)	(2)
Proceeds from issuance of corporate bonds		149,978	—
Payment of common shares issuance costs		(23)	(3)
Proceeds from exercise of stock options		758	356
Payment of distributions to non-controlling interests		—	(1,669)
Payment for acquisition of interest in subsidiaries from non-controlling interests	17	(580)	(404)
Capital contribution from third-party non-controlling interests	17	25,945	13,476
Proceeds from disposal of treasury shares		567	1,048
Others		(10)	(1)

Net cash provided by financing activities		177,541	6,247

Net increase/(decrease) in cash and cash equivalents		136,922	(55,350)

Cash and cash equivalents at the beginning of the interim reporting period		123,606	256,978
Effect of exchange rate fluctuations on cash and cash equivalents		(106)	(1,349)

Cash and cash equivalents at the end of the interim reporting period		260,422	200,279

Notes to Interim Condensed Consolidated Financial Statements – Unaudited

1.	Reporting Entity

LINE Corporation (the “Company”) was incorporated in September 2000 in Japan in accordance with the Companies Act of Japan under the name Hangame Japan Corporation to provide online gaming services. The Company changed its name to NHN Japan Corporation in August 2003, and subsequently changed its name to LINE Corporation in April 2013. The Company is a subsidiary of NAVER Corporation (“NAVER”), formerly NHN Corporation, which is domiciled in Korea. NAVER is the Company and its subsidiaries’ (collectively, the “Group”) ultimate parent company. The Company’s head office is located at 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, Japan.

The Company listed shares of its common shares in the form of American depositary shares on the New York Stock Exchange and shares of its common shares on the Tokyo Stock Exchange.

The Group operates the Core business and the Strategic business. The Core business mainly consists of advertising services, communication and content sales. The Strategic business includes the Fintech business such as LINE Pay service, the AI business and commerce business such as LINE Friends. Refer to Note 4. Segment Information for further details.

2.	Basis of Preparation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2018.

The unaudited interim condensed consolidated financial statements were approved by Representative Director, President and Chief Executive Officer Takeshi Idezawa and Director and Chief Financial Officer In Joon Hwang on November 8, 2019.

The Group meets the criteria of a “specified company” defined under Article 1-2 of the Ordinance on QCFS.

The preparation of the unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the unaudited interim condensed consolidated financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates and assumptions are reviewed by management on a regular basis. The effects of changes in estimates and assumptions are recognized in the period of the change or in the period of the change and future periods.

Intercompany balances and transactions have been eliminated upon consolidation.

3.	Significant Accounting Policies

The significant accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new and revised IFRS standards effective as of January 1, 2019.

The impacts of the adoption of new and revised IFRS issued by the International Accounting Standards Board that are mandatorily effective for an accounting period that begins on or after January 1, 2019 on the Group’s unaudited interim condensed consolidated financial statements as of and for the nine-month periods ended September 30, 2018 and 2019 and annual consolidated financial statements for the year ended December 31, 2018 are as follows:

IFRS16 Leases

The Group has adopted IFRS 16 Leases from the fiscal year beginning January 1, 2019. The Group has applied the modified retrospective method permitted by IFRS 16 and recognized the cumulative amount of the impact as of January 1, 2019 upon adoption of the standard. As a result, the Group has not restated the amounts in the comparative reporting period prior to adoption of IFRS 16.

IFRS 16 sets out the principal for the recognition, measurement, presentation and disclosure of lease contracts for lessees and lessors. Under IFRS 16, lessees no longer make a distinction between finance and operating leases as required under IAS 17, and apply a single accounting model. At the commencement date of a lease, lessees recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use assets). Subsequently, lessees are required to recognize separately the interest expense on the lease liability and the depreciation expense on the right-of-use assets. The right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life of the assets or the lease term. Lessors accounting under IFRS 16 remains substantially unchanged from IAS 17.

Upon the adoption of IFRS 16, the Group recognized lease liabilities for its leases previously classified as operating lease under IAS 17. The lease liabilities were measured at the present value of the remaining lease payments, discounted at the incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate used for the lease liabilities as of January 1, 2019 was 2.21%.

The Group applied the following practical expedients permitted by IFRS 16 when applying IFRS 16:

•	Relied on its assessment of whether leases are onerous applying IAS 37 immediately before the date of initial application as an alternative to an impairment review.

•	Accounted operating leases with less than 12 months of lease term remaining as of January 1, 2019 for as short-term leases.

•	Used hindsight when determining the lease term of contract including extension options and/or termination options.

The Group elected not to apply IFRS 16 to the agreements that were not identified as containing a lease component applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

(In millions of yen)
Commitments for operating lease as of December 31, 2018 as disclosed in the Group’s consolidated financial statements	58,688
(Less) Short-term leases recognized as an expense on a straight-line basis	(545)
(Less) Leases of low-value assets recognized as an expense on a straight-line basis	(29)
(Less) Lease contracts start on or after January 1, 2019	(3,092)

Lease liabilities before discounts	55,022
Discounts using the Group’s incremental borrowing rate	(7,009)

Lease liabilities recognized at January 1, 2019	48,013

As a result of above, the Group recognized 46,279 million yen and 48,013 million yen for the right-of-use assets and lease liabilities, respectively, in the Consolidated Statement of Financial Position as of January 1, 2019.

Due to the adoption of IFRS 16, the infrastructure and communication expenses which included operating lease expenses, and other operating expenses which also included operating lease expenses decreased by 908 million yen and 7,487 million yen, respectively for the nine-month period ended September 30, 2019. The depreciation and amortization expenses which included the depreciation expenses of right-of-use assets, and finance costs which included interest expenses for lease liabilities increased by 7,494 million yen and 887 million yen, respectively for the nine-month period ended September 30, 2019. In addition, net cash used in operating activities decreased by 6,553 million yen and net cash provided by financing activities decreased by 6,553 million yen compared to those under IAS 17, due to cash payments for the principal portion of the lease liabilities being classified to the cash flows from financial activities.

The accounting policies applied by the Group in accordance with the IFRS 16 Leases as of January 1, 2019 are as follows:

The Group, as a lessee, mainly leases properties and data centers. A lease contract is normally entered into for a fixed term from 1 year to 5 years but it may include extension options.

Leases are recognized as right-of-use assets and the corresponding liabilities when the lease assets become available for use by the Group. Each lease payment is apportioned between repayments of the lease liability and finance costs. The finance costs are accounted for as expenses over the lease term and calculated based on constant periodic rate of interest on the remaining balance of the lease liability. The right-of-use assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

The assets and liabilities arising from leases are measured at the present value of the lease at the commencement date. The lease liability includes the net present value of the following lease payments:

•	fixed payments less any lease incentives

•	variable lease payments that depend on an index or a rate

•	amounts expected to be payable under a residual value guarantee

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

Lease payments are determined using the discount rate as the interest rate implicit in the lease, if that rate can be readily determined, or the Group’s incremental borrowing rate.

The right-of-use assets measured at cost shall comprise:

•	the amount of the initial measurement of the lease liability

•	any lease payments made at or before the commencement date, less any lease incentives received

•	any initial direct cost

•	cost of restoring the underlying asset to the original condition

As a practical expedient, the Group elects, by class of underlying asset, not to separate non-lease components from lease components, and instead accounts for each lease component and any associated non-lease components as a single lease component.

The lease payments associated with short-term lease and leases of low-value assets are recognized as expenses on a straight-line basis.

A short-term lease is a lease that, at the commencement date, has a lease term of 12 months or less. A lease of low-value asset, for example, comprises low value assets such as office furniture and fixture.

Most of the Group’s property leases include extension options and termination options.

An extension option shall be included in the lease term only if the lessee is reasonably certain to exercise that option.

Changes in accounting estimates

The Group revised the estimated useful lives of servers to reflect the most recent condition of use. Due to this revision in estimates, loss from operating activities decreased by 1,101 million yen for the nine months ended September 30, 2019 compared to the previous method.

4.	Segment Information

The Group identifies operating segments based on the internal report regularly reviewed by the Group’s Chief Operating Decision Maker to determine the allocation of resources to each segment and to assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

Under the corporate strategy to allocate the resources generated from the Core business to the Strategic business, the Company’s board of directors individually assesses the business performance of Core business based on the growth of revenue and profitability and of Strategic business based on profitability as well as important non-financial KPIs such as the expansion of user base.

(1)	Description of Reportable Segments

The Group’s reportable segments are as follows:

Core business segment	Core business segment mainly consists of Advertising service, communication and content. Advertising services mainly includes display advertising, accounts advertising, and other advertising. Display advertising provides advertisements on services such as LINE NEWS. Account advertising mainly includes LINE Official Accounts and Sponsored Stickers. Other advertising mainly includes advertisements on the services such as livedoor blog, NAVER Matome and advertisement appears on LINE Part-Time Job. Communication mainly includes LINE Stickers. Content mainly includes LINE GAME.
Strategic business segment	Strategic business segment consists of Fintech services, such as LINE Pay service, AI, LINE Friends, and E-commerce.

(2)	Profit or Loss for the Group’s reportable segments

The Group’s operating profit or loss for each segment is prepared by the same method as the preparation of consolidated financial statements, except certain items such as other operating income and share-based compensation expenses are included in corporate adjustment. Also, IT development expenses and indirect expenses such as department management fees are allocated based on the information such as the hours of service provided, the number of server infrastructures used to provide the service, or the percentage of revenues. As the Company’s board of directors uses information after eliminating intercompany transactions for their performance assessment, there are no adjustments between segments.

For the nine-month period ended September 30, 2018

(In millions of yen)
	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	131,920	19,291	151,211	—	151,211
Segment profit/(loss)(2)	21,280	(22,894)	(1,614)	8,359	6,745
Depreciation and amortization expenses	6,396	1,456	7,852	—	7,852

(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.
(2)	The amount of “Segment profit/(loss)” is equivalent to profit from operating activities on the Interim Condensed Consolidated Statement of Profit or Loss.

For the nine-month period ended September 30, 2019

(In millions of yen)
	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	144,881	21,821	166,702	—	166,702
Segment profit/(loss)(2)	24,959	(52,412)	(27,453)	(68)	(27,521)
Depreciation and amortization expenses	10,464	5,860	16,324	—	16,324

(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.
(2)	The amount of “Segment profit/(loss)” is equivalent to loss from operating activities on the Interim Condensed Consolidated Statement of Profit or Loss.

The reconciliation of segment profit/(loss) to loss before tax from continuing operations is as follows:

For the nine-month periods ended September 30,

(In millions of yen)
	2018	2019
Segment profit/(loss)	6,745	(27,521)
Finance income	298	400
Finance costs	(326)	(1,459)
Share of loss of associates and joint ventures	(7,311)	(9,567)
Gain/(loss) on foreign currency transactions, net	72	(237)
Other non-operating income	317	2,347
Other non-operating expenses	(21)	(187)

Loss for the period before tax from continuing operations	(226)	(36,224)

The above items are not allocated to individual segments as these are managed on an overall group basis.

(3)	Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the nine-month periods ended September 30, 2018 and 2019 are as follows.

Revenue recognized at a point in time mainly consists of revenue from LINE Friends.

For the nine-month periods ended September 30,

(In millions of yen)
	2018	2019
Core business
Advertising
Display advertising(1)	27,143	34,640
Account advertising(2)	41,379	46,261
Other advertising (3)	10,764	10,200

Sub-total	79,286	91,101

Communication, content, and others
Communication(4)	21,633	21,549
Content(5)	28,504	28,694
Others	2,497	3,537

Subtotal	52,634	53,780

Core business total	131,920	144,881

Strategic business
Friends(6)	12,637	14,048
Others(7)	6,654	7,773

Strategic business total	19,291	21,821

Total	151,211	166,702

(1)	Revenues from display advertising primarily consisted of fees from advertisement on services such as Timeline and LINE NEWS.
(2)	Revenues from account advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers, and LINE Points.
(3)	Revenues from other advertising were mainly attributable to advertising revenue from livedoor blog, NAVER Matome, and LINE Part-Time Job.
(4)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.
(5)	Revenues from content primarily consisted of sales of LINE GAME’s virtual items.
(6)	Friends primarily consisted of revenues from sales of character goods.
(7)	Others primarily consisted of revenues from E-commerce.

5.	Property and Equipment

During the nine-month periods ended September 30, 2018 and 2019, the Group acquired property and equipment with a cost of 13,751 million yen and 8,157 million yen, respectively. During the nine-month period ended September 30, 2018, such purchases mainly consisted of server infrastructures related to the Core business and the Strategic business in the amount of 9,054 million yen.

Such additions during the nine-month period ended September 30, 2019 mainly consisted of server infrastructures in the amount of 3,317 million yen, and furniture and fixtures related to the increase in the office space in the amount of 4,421 million yen.

Contractual commitments for the acquisition of property and equipment as of December 31, 2018 and September 30, 2019 were 1,820 million yen and 753 million yen, respectively.

6.	Income Taxes

The Group’s tax provision for interim periods is determined using an estimate of the Group’s annual effective tax rate, adjusted for discrete items arising during the period. In each quarter, the Group updates the estimate of the annual effective tax rate, and if the estimated annual tax rate changes, the Group makes a cumulative adjustment in that quarter.

The effective tax rate for the nine-month period ended September 30, 2018 of (3,308.6) % differed from the Japanese statutory tax rate of 31.7% for the year ended December 31, 2017. The effective income tax rate of (3,308.6) % was primarily due to pre-tax losses recorded by subsidiaries as well as associates and joint ventures on a standalone basis, whereas the related tax benefits could not be recognized since the deferred tax assets were not expected to be realized within a foreseeable period. Moreover, the effective tax rate for the nine-month period ended September 30, 2018 was also affected by the additionally charged taxes to a subsidiary in Korea which amounted to approximately 21.7 billion Korean won (approximately 2,215 million yen).

The effective tax rate for the nine-month period ended September 30, 2019 of (1.7) % differed from the Japanese statutory tax rate of 31.7% for the year ended December 31, 2018. The effective income tax rate of (1.7) % was primarily due to pre-tax losses recorded by subsidiaries as well as associates and joint ventures on a standalone basis for which the related tax benefits could not be recognized due to the deferred tax assets which were not expected to be realized within a foreseeable period, whereas pre-tax losses were recorded on interim condensed consolidated statement of profit or loss for the nine-month period ended September 30, 2019.

The effective tax rate for the nine-month period ended September 30, 2019 was (1.7) % as compared to (3,308.6) % for the nine-month period ended September 30, 2018. This change was mainly due to the increase in the pre-tax losses for the nine-month period ended September 30, 2019 on a consolidated basis as well as the increase in the proportion of pre-tax losses of the certain subsidiaries which could not recognize tax benefits for the deferred tax assets, to consolidated quarterly pre-tax loss. Moreover, the change in the effective tax rate was also impacted by the additional tax imposed on the subsidiary in Korea for the nine-month period ended September 30, 2018.

7.	Financial Assets and Financial Liabilities

The carrying amounts and fair value of financial instruments, except for cash and cash equivalents, by line item in the Interim Condensed Consolidated Statement of Financial Position and by category as defined in IFRS 9 Financial Instrument, as of December 31, 2018 and September 30, 2019 respectively, are as follows:

The fair value is not disclosed for those financial instruments which are not measured at fair value in the Interim Condensed Consolidated Statement of Financial Position, and whose fair value approximates their carrying amount due to their short-term and/or variable-interest bearing nature. Refer to Note 13 “Fair Value Measurements” for more details of the financial instruments, which are measured at fair value.

	(In millions of yen)
	December 31, 2018		September 30, 2019
Items	Book value	Fair value	Book value	Fair value
Financial assets
Trade and other receivables
Financial assets at amortized cost	37,644		40,888

Total	37,644		40,888

Other financial assets, current
Financial assets at amortized cost
Time deposits	11,507		14,603
Short-term loans	593		426
Corporate bonds and other debt instruments	—		70	71
Guarantee deposits(1)(2)	853		7,234
Office security deposits	—		9
Others	4		61
Financial assets at FVOCI(3)	2,958	2,958	4,608	4,608
Financial assets at fair value through profit or loss(2)(4)	—	—	72	72

Total	15,915		27,083

Other financial assets, non-current
Financial assets at amortized cost
Corporate bonds and other debt instruments	280	288	210	216
Guarantee deposits(1)	123	123	68	68
Office security deposits	9,162	9,050	9,691	9,612
Others	118	118	97	97
Financial assets at FVOCI(3)	22,343	22,343	22,033	22,033
Financial assets at fair value through profit or loss(4)	10,261	10,261	18,167	18,167

Total	42,287		50,266

(In millions of yen)
	December 31, 2018		September 30, 2019
Items	Book value	Fair value	Book value	Fair value
Financial liabilities
Trade and other payables
Financial liabilities at amortized cost	34,985		39,740

Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received	13,653		18,961
Short-term borrowings(5)	23,000		23,001
Others	57		88
Financial liabilities at fair value through profit or loss
Put option liabilities	16	16	8	8
Others(2)	—	—	38	38

Total	36,726		42,096

Corporate bonds(6)	142,132	143,743	142,670	144,134

Other financial liabilities, non-current
Financial liabilities at amortized cost
Office security deposits received under sublease agreement	16	16	16	16
Others	231		117
Financial liabilities at fair value through profit or loss
Put option liabilities	280	280	276	276

Total	527		409

(1)

The Group had deposited investments in Japanese government bonds of 280 million yen as of December 31, 2018 and 280 million yen as of September 30, 2019, which the Group intends to hold until maturity. In addition, the Group had credit guarantee contracts with banks for 18,500 million yen with a weighted average guarantee fee rate of 0.1% and for 28,500 million yen with a weighted average guarantee fee rate of 0.1% as of December 31, 2018 and September 30, 2019, respectively, to comply with the Japanese Payment Services Act.

(2)

In January 2019, the Group commenced derivatives instruments investment for investment purposes, and is investing in such transactions as currency, interest rate and commodity futures transactions. In connection with these transactions, it has made deposits of 2,015 million yen to a securities brokerage in January 2019. Impact of this transaction on loss before taxes from continuing operation for the nine-month period ended September 30, 2019 was 675 million yen in gain. The Group recognized financial assets at fair value through profit or loss of 30 million yen and financial liabilities at fair value through profit or loss of 37 million yen as a result of fair value measurement as of September 30, 2019. In addition, the Group has deposited 3,475 million yen in a financial institution to enter into banking business in Taiwan and withdrawal of the fund is restricted.

(3)	Impairment loss of 1 million yen was recognized for debt instrument of financial assets at FVOCI for the nine-month period ended September 30, 2019.
(4)	Gains of 200 million yen and 1,411 million yen were recognized for financial assets at fair value through profit or loss for the nine-month period ended September 30, 2018 and 2019, respectively.
(5)	The weighted average interest rate of the remaining outstanding short-term borrowings was 0.1% as of December 31, 2018 and 0.1 % as of September 30, 2019.
(6)

During the year ended December 31, 2018, Euro-yen convertible bonds with stock acquisition rights due to overseas public offering of 37,494.5 million yen (Zero coupon convertible bonds due September 2023) and 37,494.5 million yen (Zero coupon convertible bonds due September 2025) were issued. The Group also issued Euro-yen convertible bonds with stock acquisition rights through two of the separate third-party allotments to NAVER Corporation, amounted to 37,494.5 million yen (Zero coupon convertible bonds due September 2023) and 37,494.5 million yen (Zero coupon convertible bonds due September 2025). The book value of the liability of the convertible bonds with stock acquisition rights as of September 30, 2019 amounted to 142,670 million yen, which was the summation of the book value of the liability as of December 31, 2018 and the interest expense of 538 million yen.

8.	Issued Capital and Reserves

(1)	Shares issued

The movements of shares issued for the nine-month period ended September 30, 2019 are as follows:

	Common Shares issued (Share capital with no-par value)	Share capital (In millions of yen)
January 1, 2019	240,524,642	96,064
Exercise of stock options(1)	437,000	471

September 30, 2019	240,961,642	96,535

(1)	Refer to Note 14. Share-Based Payments for further details.

(2)	Share premium

The movements in share premium for the nine-month period ended September 30, 2018 are as follows:

				(In millions of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2018	7,062	294	86,204	93,560
Share-based payments	991	—	—	991
Exercise of stock options	(1,163)	—	1,058	(105)
Forfeiture of stock options	(24)	—	—	(24)
Issuance of common shares(3)	—	—	2,500	2,500
Issuance of convertible bonds with stock acquisition rights(4)	—	—	4,175	4,175
Cost related to issuance of common shares(5)	—	—	(16)	(16)
Changes in interest in subsidiaries(6)	—	(488)	18,014	17,526
Disposal of treasury shares	(160)	—	24	(136)

September 30, 2018	6,706	(194)	111,959	118,471

The movements in share premium for the nine-month period ended September 30, 2019 are as follows:
				(In millions of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2019	10,717	(194)	108,103	118,626
Share-based payments	1,111	—	—	1,111
Exercise of stock options	(695)	—	580	(115)
Forfeiture of stock options	(51)	—	—	(51)
Cost related to issuance of common shares(5)	—	—	(2)	(2)
Changes in interest in subsidiaries	—	—	221	221
Disposal of treasury shares	(461)	—	14	(447)

September 30, 2019	10,621	(194)	108,916	119,343

(1)	Refer to Note 14. Share-Based Payments for further details.
(2)	Resulted mainly from capital reserve requirements under the Companies Act of Japan.
(3)

The Company has introduced J-ESOP and issued 1,172,332 common shares to the Trust & Custody Service Bank, Ltd. as of April 25, 2018. The total price of the issued share was 5,000 million yen and increase in share premium was 2,500 million yen.

(4)	Refer to Note 7. Financial Assets and Financial Liabilities for further details.
(5)	Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.
(6)

Changes in interests in subsidiaries include the increase in share premium of 17,934 million yen due to the changes in percentage of ownership in connection with third-party allotments by our subsidiaries as well as the decrease in share premium as well as the decrease in share premium of 488 million yen due to the changes in the percentage of ownership resulting from absorption type mergers within subsidiaries of the Group for the nine-month period ended September 30, 2018.

9.	Supplemental Cash Flow Information

During the nine-month period ended September 30, 2018

Loss of control over LINE Mobile Corporation

LINE Mobile Corporation issued new shares to SoftBank Corp. through a third-party allotment in April 2018. As a result, the Group’s ownership of LINE Mobile Corporation decreased from 100.0% to 49.0%, resulting in LINE Mobile Corporation, previously a subsidiary of the Group, to be accounted for as an associate under the equity method. The assets and liabilities pertaining to LINE Mobile Corporation after deconsolidation and the gain recognized due to the loss of control of the subsidiary are presented below.

(In millions of yen )
Current assets	2,646
Cash and cash equivalents(1)	1,113
Trade and other receivables	1,277
Inventories	48
Other current assets	208
Non-current assets	270
Current liabilities	(4,083)
Non-current liabilities	(1)

Subtotal	(1,168)

Fair value of shares owned by the Group	8,326

Gain on loss of control of subsidiaries and business(2)	9,494

(1)	This amount is included in “Cash disposed on loss of control of subsidiaries and business transfer” in the Group’s Interim Condensed Consolidated Statement of Cash Flows.
(2)	Gain on loss of control of subsidiaries and business is included as other operating income for the nine-month period ended September 30, 2018.

Significant non-cash transactions

Acquisition of treasury shares by issuing of new shares

According to the resolution at the meeting of the board of directors on April 9, 2018 regarding execution of additional trust for Employee Stock Ownership Plan (J-ESOP), the Company additionally issued 1,172,332 of common shares to Trust & Custody Services Bank, Ltd. (Trust E) (the “Trust Bank”) through a third party allotment and completed payment procedures for the issuance on April 25, 2018. The shares of the Company held by the Trust Bank are recorded as the treasury shares on the Interim Condensed Consolidated Financial Statements.

As a result, the total amount of share capital, share premium, and treasury shares respectively increased by 2,500 million yen, 2,500 million yen and 5,000 million yen during the nine-month period ended September 30, 2018.

During the nine-month period ended September 30, 2019

Not applicable.

10.	Revenue from contracts with customers

The Group has recognized the following amounts relating to revenue in the Interim Condensed Consolidated Statement of Profit or Loss for the nine-month periods ended September 30, 2018 and 2019:

	(In millions of yen)
	2018	2019
Revenue from contracts with customers
Revenue(1)	151,211	166,702
Other operating income: virtual credits breakage income	212	320

	151,423	167,022

Revenue from other sources
Other operating income(2)	11,010	2,577

(1)	Refer to Note 4. Segment Information for further details of revenue by segment.
(2)	Refer to Note 9. Supplemental Cash Flow Information for further details of other operating income.

Trade and other receivables, contract assets and liabilities:

	(In millions of yen)
	December 31, 2018	September 30, 2019
Trade and other receivables	37,644	40,888
Contract assets(1)	339	168

Contract liabilities
Unsatisfied performance obligations(2)	12,927	12,674
Virtual credits(3)	11,710	12,346

Total contract liabilities	24,637	25,020

(1)

Contract assets mainly consists of transactions related to the advertising contracts in which the revenues from these transactions are recognized over time by measuring the progress towards completion of satisfaction of the performance obligations.

(2)

Unsatisfied performance obligations will be fulfilled mainly within a year. Therefore, the transaction price allocated to unsatisfied contract is not disclosed, based on the practical expedient as permitted under IFRS 15.

(3)	The timing of transfer of goods or services related to virtual credits is determined at the customer’s discretion.

Revenue recognized in relation to contract liabilities which were outstanding as of January 1, 2018 and 2019 are as follow:

For the nine-month periods ended September 30, 2018 and 2019

	(In millions of yen)
	2018	2019
Unsatisfied performance obligation	10,742	10,107
Virtual credits	9,265	9,036

The Group recorded contract costs of 2,636 million yen and 1,841 million yen as of December 31, 2018 and September 30, 2019, respectively, on the Interim Condensed Consolidated Statement of Financial Position and amortization expenses of such assets during the nine-month period ended September 30, 2018 and 2019 was 2,133 million yen and 2,261 million yen, respectively.

11.	Discontinued Operations

On February 12, 2016, the board of directors approved the abandonment of the MixRadio business. The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect.

The aggregated results of the discontinued operations for the nine-month periods ended September 30, 2018 and 2019 are presented below.

	(In millions of yen)
	2018	2019
Revenues	11	—
Expenses	(6)	(2)

Profit/(loss) before tax from discontinued operations	5	(2)
Income taxes on liquidation(1)	(2)	1

Profit/(loss) for the period from discontinued operations (attributable to the shareholders of the Company)	3	(1)

(1)

The income tax expenses on liquidation for the nine-month periods ended September 30, 2018 and 2019 are mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred profit during the period.

The aggregated cash flow information of the discontinued operations for the nine-month periods ended September 30, 2018 and 2019 are presented below.

	(In millions of yen)
	2018	2019
Operating	9	0
Investing	—	—
Financing	—	—

Net cash inflow	9	0

12.	Earnings per Share

The loss for the period and the weighted average number of shares used in the calculation of earnings per share are as follows:

For the nine-month period ended September 30,

(In millions of yen, except number of shares)
	2018	2019
Loss for the period attributable to the shareholders of the Company from continuing operations	(6,071)	(33,960)
Profit/(loss) for the period attributable to the shareholders of the Company from discontinued operations	3	(1)

Total loss for the period attributable to the shareholders of the Company for basic and diluted earnings per share	(6,068)	(33,961)

Weighted average number of total common shares	239,529,680	240,752,246
Weighted average number of total treasury shares	(1,584,573)	(1,732,226)

Weighted average number of common shares for basic earnings per share	237,945,107	239,020,020

Effect of dilution:
Stock options	—	—
Employee Stock Ownership Plan (J-ESOP)	—	—
Convertible bonds with stock acquisition rights	—	—

Weighted average number of total common shares adjusted for the effect of dilution	237,945,107	239,020,020

For the three-month period ended September 30,

(In millions of yen, except number of shares)
	2018	2019
Loss for the period attributable to the shareholders of the Company from continuing operations	(8,976)	(7,341)
Loss for the period attributable to the shareholders of the Company from discontinued operations	(4)	(1)

Total loss for the period attributable to the shareholders of the Company for basic and diluted earnings per share	(8,980)	(7,342)

Weighted average number of total common shares	240,205,271	240,918,120
Weighted average number of total treasury shares	(2,007,172)	(1,575,937)

Weighted average number of common shares for basic earnings per share	238,198,099	239,342,183

Effect of dilution:
Stock options	—	—
Employee Stock Ownership Plan (J-ESOP)	—	—
Convertible bonds with stock acquisition rights	—	—

Weighted average number of total common shares adjusted for the effect of dilution	238,198,099	239,342,183

In calculating diluted earnings per share, share options and other potential shares are taken into account where their impact is dilutive.

Outstanding stock options, employee stock ownership plan (J-ESOP) and convertible bonds with stock acquisition rights, equivalent to 24,084,802 common shares as of September 30, 2018, were excluded from the potential common shares used in the calculation of diluted earnings per share for both the three and nine-month periods ended September 30, 2018, as they had an anti-dilutive impact on loss per share from continuing operations.

Outstanding stock options, employee stock ownership plan (J-ESOP) and convertible bonds with stock acquisition rights, equivalent to 27,895,471 common shares as of September 30, 2019, were excluded from the potential common shares used in the calculation of diluted earnings per share for the three and nine-month periods ended September 30, 2019, as they had an anti-dilutive impact on loss per share from continuing operations.

The Company allotted 30,240 stock options to the Company’s directors (other than outside directors and part-time directors), 240 stock options to the Company’s outside directors, and 16,548 stock options to the Company’s employees (including executive officers) and its subsidiaries’ employees on July 29, 2019 as the allotment date. Upon exercise of those stock options, common shares of 4,702,800 will be issued.

13.	Fair Value Measurements

(1)	Fair value hierarchy

The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value on the Interim Condensed Consolidated Statement of Financial Position based on the following inputs:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

•

Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.

Transfers between levels of the fair value hierarchy are recognized as if they have occurred at the beginning of the reporting period.

(2)	Fair value measurements by fair value hierarchy

Assets and liabilities measured at fair values on a recurring basis in the Interim Condensed Consolidated Statement of Financial Position as of December 31, 2018 and September 30, 2019 are as follows:

(In millions of yen)

December 31, 2018	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	—	—	10,261	10,261
Financial assets at FVOCI
Equity instruments	791	—	6,505	7,296
Debt instruments	—	18,005	—	18,005

Total	791	18,005	16,766	35,562

Financial liabilities at fair value through profit or loss
Put option liabilities	—	—	296	296

Total	—	—	296	296

(In millions of yen)

September 30, 2019	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	72	2,974	15,193	18,239
Financial assets at FVOCI
Equity instruments	1,109	—	7,300	8,409
Debt instruments	—	18,232	—	18,232

Total	1,181	21,206	22,493	44,880

Financial liabilities at fair value through profit or loss
Put option liabilities	—	—	284	284
Other	38	—	—	38

Total	38	—	284	322

There have been no transfers among Level 1, Level 2 and Level 3 during the fiscal year ended December 31, 2018 and nine-month period ended September 30, 2019.

(3)	Reconciliations from the opening balance to the closing balance of financial instruments categorized within Level 3 are as follows:

(In millions of yen)

	2018			2019
	Financial assets at fair value through profit or loss	Financial assets at FVOCI	Put option liabilities	Financial assets at fair value through profit or loss	Financial assets at FVOCI	Put option liabilities
Fair value as of January 1	7,143	8,539	(486)	10,261	6,505	(296)
Total gain/(loss) for the period:
Included in profit or loss(1)	169	—	(3)	1,415	—	32
Included in other comprehensive income(2)	—	(319)	—	—	764	—

Comprehensive income/(loss)	169	(319)	(3)	1,415	764	32
Purchases	3,204	5,024	(16)	3,771	—	(28)
Sales and settlements	—	(113)	240	—	(136)	—
Others	28	(66)	(3)	(184)	176	8
Effect of exchange rate changes	(130)	(175)	8	(70)	(9)	0

Fair value as of September 30	10,414	12,890	(260)	15,193	7,300	(284)

(1)	This amount is included in “Other non-operating income” or “Other non-operating expenses” in the Group’s Interim Condensed Consolidated Statement of Profit or Loss.
(2)	This amount is included in “Net changes in fair value of equity instruments at FVOCI” in the Group’s Interim Condensed Consolidated Statement of Comprehensive Income.

(4)	Valuation techniques and inputs

Assets and liabilities measured at fair value on a recurring basis in the Interim Condensed Consolidated Statements of Financial Position

Financial asset at fair value through profit or loss

Financial asset at fair value through profit or loss categorized within Level 2 primarily consists of investment trusts. The investment trusts are measured at fair value using the price presented by the financial institutions as of September 30, 2019.

Financial asset at fair value through profit or loss categorized within Level 3 primarily consists of private equity investment funds, preferred stock with conversion or redemption rights. Conversion right and redemption right of preferred stock are measured at fair value using a binomial option pricing model as of December 31, 2018 and September 30, 2019. Private equity investment funds are measured at fair value based on net asset value, and preferred stocks are measured at fair value based on the most recent transactions, market approach or the discount cash flow model. Below is the quantitative information regarding the valuation technique and significant unobservable inputs used in measuring the fair value of financial asset at fair value through profit or loss classified as Level 3, except for private equity investment funds:

Valuation technique	Significant unobservable input	December 31, 2018	September 30, 2019
Market approach - market comparable companies	Revenue multiple	—	2.8 - 6.6
Discount cash flow model	Discount rate	16.0%	—
	Growth rate	2.0%	—
Binomial option pricing model	Comparable listed companies’ average historical volatility	53.3% - 54.0%	53.3%
	Discount rate	2.0% - 2.2%	1.5% - 2.0%

A significant increase (decrease) in the revenue multiple and the growth rate would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the unlisted equity securities.

A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the conversion right and redemption right of preferred stock, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the conversion right and redemption right of preferred stock.

Financial liabilities at fair value through profit or loss

The financial liabilities at fair value through profit or loss categorized within Level 3 mainly consists of the put option liabilities, options written on shares of subsidiaries, associates, and investments. Such put option liabilities are measured at fair value using mainly the option pricing model or the Monte Carlo simulation. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain put option liabilities:

Valuation technique	Significant unobservable input	December 31, 2018	September 30, 2019
Option pricing model	Comparable listed companies’ average historical volatility	51.9%	51.9%
	Discount rate	1.8%	1.8%
Monte Carlo simulation	Comparable listed companies’ average historical volatility	43.1%	43.6%
	Discount rate	2.0%	1.7%

A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the put option liabilities, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the put option liabilities.

Financial assets at fair value through other comprehensive income

Financial assets at FVOCI categorized within Level 2 mainly consist of bonds. Such bonds are measured at fair value using discounted cash flow model and using the observable input such as estimated yield rate when acquiring similar debt instruments as of December 31, 2018 and September 30, 2019.

Financial assets at FVOCI categorized within Level 3 mainly consist of unlisted equity securities. Unlisted equity securities are mainly measured at fair value based on the market approach model as of December 31, 2018 and as of September 30, 2019. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities:

Valuation technique	Significant unobservable input	December 31, 2018	September 30, 2019
Market approach - market comparable companies	Revenue multiple	1.3 - 9.1	1.3 - 13.7
	Liquidity discount	30.0%	30.0%

A significant increase (decrease) in the revenue multiple would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount would result in a lower (higher) fair value of the unlisted equity securities.

14.	Share-Based Payments

The Group has share-based payments as incentive plans for directors and employees.

(1)	Stock Option Plan

For the stock options granted during the years ended December 31, 2013, 2014, and 2015, each stock option represents the right to purchase 500 common shares for a defined period of time. For the stock options granted during the year ended December 31, 2017, each stock option represents the right to purchase 100 common shares for a defined period of time.

The exercise price of stock options per share that were granted during the years ended December 31, 2013 is 344 yen, whereas that of those options, which were granted during the years ended December 31, 2014 and 2015 is 1,320 yen per share. The exercise price of stock options per share, which were granted during the year ended December 31, 2017 is 4,206 yen per share.

During the nine-month period ended September 30, 2019, the Company has granted 47,028 of stock options equivalent to 4,702,800 of common shares. The exercise price of stock options per share, which were granted during the nine-month period ended September 30, 2019 was 3,500 yen per share.

The fair value of stock options granted during the years ended December 31, 2013, 2014, 2015, and 2017 are determined using the Black-Scholes model, a commonly accepted stock option pricing method.

The fair value of stock options granted during the nine-month period ended September 30, 2019 are determined using the binomial option pricing model, a commonly accepted stock option pricing method.

Stock options granted during the years ended December 31, 2013, 2014 and 2015 vested two years after the grant date and are exercisable for a period of eight years from the vesting date. For stock options granted during the year ended December 31, 2017 vest 25% of such stock options per year from the grant date and are exercisable from the vesting date until July 18, 2027.

Stock options granted during the nine-month period ended September 30, 2019 are exercisable from the vesting date until July 8, 2029, where 20%, 50% and 100% of the stock options become exercisable after three years, four years and five years from the grant date, respectively.

Conditions for vesting and exercising the stock options granted during the year ended December 31, 2013, 2014, 2015 and 2017 require that those who received the allotment of stock options continue to be employed by the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors.

Conditions for vesting and exercising the 23rd series of stock acquisition rights (“the 23rd stock option”) and 24th series of stock acquisition rights (“the 24th stock option”) granted during the nine-month period ended September 30, 2019 require that those who received the allotment of stock options continue to be employed by the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors.

Conditions for vesting and exercising the 22nd series of stock acquisition rights (“the 22nd stock option”) granted during the nine-month period ended September 30, 2019 require that those who received the allotment of stock options continue to be directors of the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors. When the Company’s common stock price meets the requirements in (i) to (iii) below, the stock option holder may exercise his/her rights up to the number of units listed in the following items.

(i) If, on any day from the day exactly three years after the grant date until the day exactly six years after the grant date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (excluding the day on which no ordinary trading of the Company’s common shares is executed; the same applies to the items in this paragraph) exceeds 7,518 yen (the “Standard Stock Price”): 20% of the total number of the stock acquisition rights.

(ii) If, on any day from the day exactly four years after the grant date until the day exactly seven years after the grant date, the average closing price in ordinary trading of the company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (including the day itself) exceeds the Standard Stock Price: 30% of the total number of the stock acquisition rights.

(iii) If, on any day from the day exactly five years after the grant date until the day exactly eight years after the grant date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (including the day itself) exceeds the Standard Stock Price: 50% of the number of the stock acquisition rights.

i.	Movements during the nine-month period ended September 30, 2019 are as follows:

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, outstanding stock options on a per-common-share basis during the period:

	Common Stock Options
	Number (Shares)	WAEP (Yen per share)
Outstanding at January 1, 2019	3,738,300	2,245
Granted during the period	4,702,800	3,500
Forfeited during the period	(130,500)	4,109
Exercised during the period(1)	(437,000)	815
Expired during the period	—	—

Outstanding at September 30, 2019	7,873,600	3,043

Exercisable at September 30, 2019	2,547,500	1,913

(1)	The weighted average share price at the date of exercise of these options was 3,588 yen.

ii.	The exercise price and the number of shares for options outstanding as of September 30, 2019 are as follows:

Grant dates	Exercise price (Yen)	Number (Shares)
December 17, 2013	344	318,500
February 8, 2014	1,320	598,500
August 9, 2014	1,320	120,500
November 1, 2014	1,320	117,000
February 4, 2015	1,320	762,000
July 18, 2017	4,206	1,262,100
July 29, 2019	3,500	4,695,000

The weighted average remaining contractual life for the stock options outstanding as of September 30, 2019 was 8.3 years.

iii.	The inputs to the valuation model used for deriving the fair value of the stock options granted for the nine-month period ended September 30, 2019

2019
Dividend yield	0.0%
Expected volatility	36.6%
Risk-free interest rate	(0.15)%
Expected life of stock options (years)	10
Exercise price (yen)	3,500
Share price per common share at the grant date (yen)	3,500
Model used	Binomial option pricing model

The weighted average fair value of the stock options granted on July 29, 2019 was 1,287 yen on a per-common share basis.

The expected volatility was derived from the daily volatility of the share price over a period from the listing date of the Company to the grant date, and such volatility is assumed to be indicative of future trends, which may not necessarily be the actual outcome.

For the 24th stock option, effects of early exercise was incorporated into the fair value measurement based on the expected personnel turnover (annual turnover rate 9.25%) as grantees are the employees of the Group.

The 22nd stock option was subject to the stock market condition, requiring that the average closing price during a certain period through the ordinary trading for the Company’s common shares should exceed the Standard Stock Price. This stock market condition was incorporated into the fair value measurement of the stock option by using Monte-Carlo simulation along with the unit price of the stock option which was determined using the binominal option pricing model.

iv.

The Group has recognized 473 million yen and 496 million yen of share-based compensation expenses in the Interim Condensed Consolidated Statement of Profit or Loss for the nine-month periods ended September 30, 2018 and 2019, respectively.

(2)	Equity-settled Employee Stock Ownership Plan (J-ESOP)

The Group has a Group policy, the Regulations on Stock Compensation, which regulates an incentive for the employees in line with the stock price movement and for the purpose of securing excellent human resources and their long-term success.

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 262,069 shares, 26,946 shares, 260,133 shares 48,651 shares and 161,172 shares to the employees of the Group on July 18, 2017, January 1, 2018, July 20, 2018 January 23, 2019 and July 29, 2019 respectively. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust grants the Company’s shares equivalent to the number of points, which the trust owns, to the employees of the Company and its domestic subsidiary.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020. The employees granted the points on January 1, 2018 are required to be employed by the Group until the vesting dates, which are set between October 1, 2018 and October 1, 2020 and the employees granted the points on July 20, 2018 are required to be employed by the Group until the vesting dates, which are set between April 1, 2019 and April 1, 2021. The employees granted the points on January 23, 2019 are required to be employed by the Group until the vesting dates, which are set between October 1, 2019 and October 1, 2021. The employees granted the points on July 29, 2019 are required to be employed by the Group until the vesting dates, which are set between April 1, 2020 and April 1, 2022.

i.	Movements during the nine-month period ended September 30, 2019 are as follows:

The following table illustrates the movements in outstanding points during the nine-month period ended September 30, 2019:

J-ESOP (Equity-settled)
Number (Points(1))
Outstanding at January 1, 2019	445,401
Granted during the period	209,823
Forfeited during the period	(32,384)
Exercised during the period	(129,181)
Expired during the period	(876)

Outstanding at September 30, 2019	492,783

Exercisable at September 30, 2019	4,723

(1)	One point is equal to one share.

ii.

The Group’s J-ESOP does not have an exercise price as the employees receive the number of shares equivalent to the points. The weighted average remaining contractual life as of September 30, 2019 was 1.1 years.

iii.	The fair value of the points issued on January 23, 2019 and July 29, 2019 were the share price of the day the points were granted, 3,905 yen and 3,500 yen, respectively.

iv.	The expenses recognized in connection with share-based compensation expenses during the nine-month periods ended September 30, 2018 and 2019 are 580 million yen and 688 million yen, respectively.

(3)	Cash-settled Employee Stock Ownership Plan (J-ESOP)

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 567,056 shares, 58,660 shares, 543,733 shares, 90,744 shares and 306,452 shares to the employees of the Group on July 18, 2017, on January 1, 2018, on July 20, 2018, January 23, 2019 and July 29, 2019, respectively. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust sells the shares of the Company, which are equivalent to the number of points in the market and distributes the cash obtained from the transaction to the employees.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020. The employees granted the points on January 1, 2018 are required to be employed by the Group until the vesting dates, which are set between October 1, 2018 and October 1, 2020. The employees granted the points on July 20, 2018 are required to be employed by the Group until the vesting dates, which are set between April 1, 2019 and April 1, 2021. The employees granted the points on January 23, 2019 are required to be employed by the Group until the vesting dates, which are set between October 1, 2019 and October 1, 2021. The employees granted the points on July 29, 2019 are required to be employed by the Group until the vesting dates, which are set between April 1, 2020 and April 1, 2022.

i.	Movements during the nine-month period ended September 30, 2019

The following table illustrates the movements in outstanding points during the nine-month period ended September 30, 2019:

J-ESOP (Cash-settled)
Number (Points(1))
Outstanding at January 1, 2019	890,624
Granted during the period	397,196
Forfeited during the period	(67,069)
Exercised during the period	(268,584)
Expired during the period	(383)

Outstanding at September 30, 2019	951,784

Exercisable at September 30, 2019	2,131

(1)	One point is equal to one share.

ii.

The Group’s J-ESOP does not have an exercise price as the employees receive the amount of cash equivalent to the points. The weighted average remaining contractual life as of September 30, 2019 was 1.1 years.

iii.

The fair value of the points granted on January 23, 2019 as of the grant date and the measurement date were the share price as of the grant date of 3,905 yen and the share price of September 30, 2019 of 3,865 yen, respectively. The fair value of the points granted on July 29, 2019 as of the grant date and the measurement date were the share price as of the grant date of 3,500 yen and the share price of September 30, 2019 of 3,865 yen, respectively.

iv.	The expenses recognized in connection with share-based compensation expenses during the nine-month periods ended September 30, 2018 and 2019 are 1,052 million yen and 1,335 million yen, respectively.

v.

The Group has respectively recognized 1,136 million yen of current liabilities and 487 million yen of non-current liabilities associated with Cash-settled J-ESOP in the Interim Condensed Consolidated Statement of Financial Position as of September 30, 2019, whereas 758 million yen of current liabilities and 669 million yen of non-current liabilities as of December 31, 2018.

vi.	The liabilities regarding the points vested but not yet paid as of December 31, 2018 and September 30, 2019 was 12 million yen and 7 million yen, respectively.

15.	Related Party Transactions

The following tables provides the total amount of related party transactions entered into during the nine-month periods ended September 30, 2018 and 2019, as well as balances with related parties as of December 31, 2018 and September 30, 2019.

(1)	Significant related party transactions during the nine-month period ended September 30, 2018, and outstanding balances with related parties as of December 31, 2018, are as follows:

(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances (3)
Parent company	NAVER	Advertising service(1)	475	184
Subsidiary of parent company	NAVER Business Platform Corp.(2)	Operating expenses	6,392	(883)

(1)

LINE Plus Corporation and NAVER entered into an agreement for exchange of services in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus Corporation via NAVER’s web portal. The Group generated advertising revenues of 475 million yen in connection with the advertising services provided to NAVER for the nine-month period ended September 30, 2018.

(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.
(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

(2)	Significant related party transactions during the nine-month period ended September 30, 2019 and outstanding balances with related parties as of September 30, 2019, are as follows:

(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Underwrite of convertible bonds(1)	—	(72,060)
Parent company	NAVER	Advertising service(2)	520	182
Subsidiary of parent company	NAVER Business Platform Corp.	IT infrastructure services and related development services	6,330	(840)

(1)

During the year ended December 31, 2018, the Group issued Euro-yen convertible bonds with stock acquisition rights through two of the separate third-party allotments to NAVER Corporation amounted to 37,494.5 million yen (Zero coupon convertible bonds due September 2023) and 37,494.5 million yen (Zero coupon convertible bonds due September 2025). The amount shown for the outstanding payable balance is the liability measured at amortized cost as of September 30, 2019 excluding the equity components. Refer to Note 7 Financial assets and financial liabilities for further detail.

(2)

LINE Plus Corporation and NAVER entered into an agreement for exchange of service in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus via NAVER’s web portal. The Group generated advertising revenues of 520 million yen in connection with the advertising services provided to NAVER for the nine-month period ended September 30, 2019.

(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

(3)	The total compensation of key management personnel for the nine-month periods ended September 30, 2018 and 2019 are as follows:

	(In millions of yen)
	2018	2019
Salaries (including bonuses)	698	454
Share-based payments(1)	646	505
Other	—	41

Total	1,344	1,000

(1)	Refer to Note 14. Share-Based Payments for further details.

Key management personnel include directors and corporate auditors of the Company.

16.	Business Combinations

Acquisition for the nine-month period ended September 30, 2018

There was no significant business combination, individually or in aggregate.

Acquisition for the nine-month period ended September 30, 2019

Not applicable.

17.	Principal Subsidiaries

Information on subsidiaries

The table below includes subsidiaries which were newly consolidated during the nine-month period ended September 30, 2019, or subsidiaries in which the Company’s percentage of ownership changed during such period:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2018	September 30, 2019
LINE Securities Corporation(1)	Financial services business	Japan	100.0%	51.0%
LINE Credit Corporation(2)	Financial services business	Japan	100.0%	51.0%
LINE Part-Time Job, Ltd.(3)	Job listing	Japan	60.0%	100.0%

(1)

LINE Financial Corporation and Nomura Holdings, Inc. executed the capital injection in LINE Securities Corporation (renamed from LINE Securities Preparatory Corporation) in January 2019. As a result, the share of the Group decreased from 100.0% to 51.0%, resulting in LINE Securities Corporation became a specified subsidiary as its amount of share capital is greater than 10% of the Company’s share capital.

(2)

Mizuho Bank, Ltd., LINE Financial Corporation, and Orient Corporation executed the capital injection in LINE Credit Corporation in May 2019. As a result, the share of the Group decreased from 100.0% to 51.0%.

(3)	In August 2019, the Company acquired additional interest in LINE Part-Time Job, Ltd., which became a wholly-owned subsidiary of the Group.

Ultimate parent company of the Group

The next senior and the ultimate parent company of the Group is NAVER, which is domiciled in Korea and listed on the Korea Stock Exchange.

18.	Investments in Associates and Joint Ventures

Third-party allotment by LINE Mobile Corporation

In April 2019, LINE Mobile Corporation, an associate of the Group, issued its new shares to a third party. As a result, the share of the Group decreased from 49.0% to 40.0% and the Group recorded the dilution gain of 948 million yen due to the third-party allotment. The Group’s carrying amount of investment in this associate was 7,334 million yen as of September 30, 3019.

Investment in PT. Bank KEB Hana Indonesia

The Group acquired 20.0% of PT. Bank KEB Hana Indonesia’s total number of outstanding shares in order to establish a business partnership in banking business in May 2019. Through the acquisition of shares of PT. Bank KEB Hana Indonesia, the Group has been conducting a purchase price allocation (“PPA”). It depends on its result, but the impact of the PPA on the Group’s share of profit/(loss) of associates and joint ventures may be significant. The Group’s carrying amount of investment in this associate was 15,183 million yen as of September 30, 2019.

Third-party allotment by Snow Corporation

In August 2019, Snow Corporation, an associate of the Group, issued its new shares to NAVER through a third-party allotment, and NAVER injected 6,137 million yen of additional capital into SNOW Corporation. As a result, the share of the Group decreased from 34.0% to 29.2% and the Group recorded the dilution gain of 947 million yen due to the third-party allotment. The Group’s carrying amount of investment in this associate was 6,210 million yen as of September 30, 3019.

19.	Subsequent Events

There were no significant subsequent events.

2	Others

Not applicable.

B.	Information on guarantors

Not applicable.